AutoZone®



Innovation +

2003 ANNUAL REPORT



3,219 U.S. Stores Across All 48 Continental United States

49 Mexico Stores Across 6 Mexican States

In the Zone

We're passionate value creators.



U.S. Retail 85%
AZ Commercial 12%
Mexico / Other 3%
1
2
3

Priorities

1 U.S. Retail

AutoZone stores hold the #1 position in the $34 billion* Do-It-Yourself (DIY) automotive aftermarket with a market share of 14 percent. With 3,219 company-owned and operated stores across all 48 of the continental United States, our goal is to drive even greater market growth.


BATTERY CHARGING

2 AZ Commercial

We are the #3 player in the $48 billion* Do-It-For-Me commercial automotive aftermarket with a mere 1 percent share. Building off our existing infrastructure, we bring quality parts, rapid delivery and ALLDATA to repair technicians across the country with an efficiency unparalleled in the marketplace today.


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the best in brakes

3 AutoZone de Mexico

With 49 stores in northern Mexico, primarily along the U.S. border, we have begun to build a presence in the country's $5 billion** retail aftermarket. With an estimated 16 million vehicles, Mexico can easily support an outlet that sells a full assortment of quality parts, making it an attractive long-term growth vehicle for AutoZone.


Coastal
Líquido para Dirección Hidráulica
WD-40

* 2003/2004 Factbook
** Global Aftermarket Trends — Mexico 2003

Opportunity =

AZO
LISTED
NYSE

Selected Financial Data

Fiscal Year Ended August

(Dollars in millions, except per share data)	1999	2000	2001*	2001	2002	2003
Consolidated Statement of Operations Data						
Net Sales	$4,116	$4,483	$4,818	$4,818	$5,326	**$5,457**
Operating Profit	433	512	545	388	771	**918**
Diluted Earnings per Share	1.63	2.00	2.38	1.54	4.00	**5.34**
After-Tax Return on Invested Capital	12.4%	12.9%	13.4%	10.1%	19.8%	**23.4%**
Same Store Sales Growth	+5%	+5%	+4%	+4%	+9%	**+3%**
SG&A to Sales Ratio	31.5%	30.5%	31.1%	33.7%	30.1%	**29.3%**
Operating Margin	10.5%	11.4%	11.3%	8.0%	14.5%	**16.8%**
Cash Flow from Operations	$ 312	$ 513	$ 459	$ 459	$ 739	**$ 698**

**Fiscal Year 2001 excludes restructuring and impairment charges. Please see management's discussion on reconciliations of non-GAAP financial measures.*

AZO!

Relentlessly creating the most exciting Zone for vehicle solutions!

Stock Prices at Fiscal Year End


$100
80
60
40
20
0
'99
'00
'01
'02
'03

Sales *(Dollars in Billions)*


$6
5
4
3
2
1
0
Fiscal: '99
'00
'01
'02
'03

Operating Profit *(Dollars in Millions)*


Before restructuring and impairment charges (See management discussion on reconciliations)
$1,000
800
600
400
200
0
Fiscal: '99
'00
'01
'02
'03

Diluted Earnings Per Share


Before restructuring and impairment charges (See management discussion on reconciliations)
$6.00
5.00
4.00
3.00
2.00
1.00
0
Fiscal: '99
'00
'01
'02
'03

After-Tax Return on Invested Capital


Before restructuring and impairment charges (See management discussion on reconciliations)
25%
20
15
10
5
0
Fiscal: '99
'00
'01
'02
'03



’re AutoZone

AutoZoners always put customers first. We know our parts and products. Our stores look great. And, we’ve got the best merchandise at the right price.




Bug Wash
Coastal
DEXRON-III
MERCON
Duralast

from marketing to merchandising, from supplier relationships to customer service, we're out to deliver the very best in vehicle solutions.



in our pursuit of profitable growth. Ultimately, it must build shareholder value. We apply financial disciplines to new project ideas to determine whether the risk and potential return of any change are appropriate to the level of investment.



We're determined

to seize our industry's tremendous growth potential.



about simplifying repairs, demystifying technology, promoting safety and providing solutions.


PA
E
ZONE 2

in every aspect of our business in order to satisfy our customers.


Get
in the

- ✓ **Record Sales**
- ✓ **Record Operating Margins**
- ✓ **Record Net Income**
- ✓ **Record Earnings Per Share**
- ✓ **Record Return on Invested Capital**

the Zo

providing state-of-the-art diagnostics, trusted advice, easy on-line ordering, and rapid delivery of quality parts to automotive technicians.



Dear Customers, AutoZoners and Shareholders:

"The definition of insanity is doing the same thing over and over, and expecting different results."—*Attributed to Benjamin Franklin*

At AutoZone, we relentlessly establish all targets to focus on our customers, AutoZoners and shareholders. **We believe that we need to do things differently and innovatively every day to drive improved results.** We are determined to test new ideas in every area of our business, in order to not only meet, but exceed the expectations of our most demanding critics...ourselves.

Fiscal 2003 proved to be another year of record performance for our company! The hard work, innovative spirit and uncompromising drive of AutoZoners set us apart, once again.

Sales grew to a record $5.5 billion. Operating margins expanded from 14.5 percent to 16.8 percent. Net income rose 20.9 percent and earnings per share increased 33.5 percent to $5.34 per share. Income growth combined with effective asset management led to a record 23.4 percent after-tax return on invested capital. Operations generated just under $700 million in cash flow, enabling us to open 160 new U.S. AutoZone stores and to repurchase over 12 million shares of our stock, while maintaining robust coverage ratios and investment-grade credit ratings.

For shareholders, our strong financial results translated to a 23.4 percent return on invested capital in fiscal 2003 and ranked us among the top-performing companies in our industry and among the top-performing retailers in the nation. We made significant strides in advancing our position in both the retail and commercial markets. Each of our three core businesses contributed to these results.

In our U.S. Retail Business, we achieved a record $4.6 billion in sales. Same store sales were unchanged following fiscal 2002's incredibly strong 8 percent growth. We maintained the larger customer base established in the prior year, while we were able to increase our average transaction size. We now have 3,219 stores across 48 continental states.

In our emerging $670 million AZ Commercial business, sales to professional repair shops advanced a remarkable 27 percent. Taking advantage of the national reach, extensive inventories and efficient supply chain of our AutoZone stores, AZ Commercial drove incremental sales, income and return on invested capital, with minimal added capital. Sales for ALLDATA also hit a record level in fiscal 2003, as we provided over 50,000 professional technicians with the most comprehensive automotive diagnostic and repair software available.

In Mexico, we opened ten additional stores in fiscal 2003, bringing our total count to 49 AutoZone stores, primarily along the U.S. border. Each features our signature store format and attentive customer service.

All and all, it was an outstanding year. Much was accomplished. But in many ways, fiscal 2003 was just another milestone in our long-term journey leveraging our strategic advantage. We have only begun to scratch the surface of the tremendously profitable growth potential in the vehicle solutions market. The opportunities ahead are as compelling as ever. Nearly $60 billion* of routine automotive maintenance goes unperformed each year. An estimated 25 million cars** are on the road with an activated check engine light. Our goal is to break this maintenance inertia. Capturing even a portion of the market's latent demand has the potential to significantly increase our industry and market share.

Automotive trends also bode well for continued growth. The number and age of cars on the road are increasing, as is the number of miles being driven. SUVs, vans and light trucks, which have dominated new car sales the past five years, are beginning to move out of warranty cycles and into repair cycles—becoming "our-kind-of-vehicles." Almost half of all U.S. households are engaging in do-it-yourself automotive maintenance and repairs.* Embedded within each of these statistics are opportunities for us to bring in new customers and drive future growth.

**AAIA 2003/2004 Factbook*
***internal research*





Our leadership team is comprised of 40 talented individuals, who deeply believe there is a better way to do business and are emotionally committed to finding it. We're not out to do what we have done in the past better. Instead, we're raising the standards for exceptional performance and customer service—changing what we do, seeking innovations and incorporating the best business practices across every functional discipline.

We are inspiring do-it-yourselfers to maintain their vehicles with memorable, upbeat advertising. It reminds folks of the importance of routine maintenance to ensure the reliability, safety and longevity of their vehicles. By broadcasting in both English and Spanish on national radio and television, we are extending our advertising reach—with an ever-present eye toward heightening demand.

We continue to expand our national presence and plan to open about 195 retail stores in the upcoming year. Importantly, we have identified thousands of additional U.S. sites for potential future expansion.

Our challenge is to harness the industry's incredible potential. For us, it is not a matter of following the competition. Creation of shareholder value is a matter of innovating and challenging the status quo—moving from what is to what could be.

We are working relentlessly to make AutoZone *the* most exciting Zone for vehicle solutions. We expanded our "good-better-best" product selection to meet the varying needs of our diverse customer base. And, to ensure that our merchandising is the best in the industry—bar none—we are organizing our stores into vibrant Zones—the Battery Zone, the Parts Zone, the Truck Zone, the Oil Zone, and even the Check-out Zone for speedy transaction processing. Special attention-getting "Red Zones" feature popular new customization items such as seat covers, car mats and fun neon light kits, in addition to a wide array of filters, waxes, polishes and driving accessories. Truly, we are making our in-store experience more exciting, more innovative, more productive and more consumer-friendly than ever.

Relentlessly creating the most exciting

AutoZone is unrivaled in customer service and trustworthy advice. Helping customers find the best possible solutions to their automotive dilemmas is our number one priority. Whether in-store, curbside or on-line, we strive to have the best assistance, repair information and diagnostic tools available, taking the guesswork out of repairs. Our ability to diagnose problems and provide vehicle solutions continues to strengthen our customers' shopping experience, as does our complimentary "loan-a-tool" program. Our service just keeps getting better and better.

But innovation doesn't stop there. **In our supply chain,** we continually adapt the best inventory management practices available, from critical line reviews to expedient stock replenishment. We're not interested in stocking the most parts. We're interested in selling the most parts. That means having parts ready when customers need them. To this end, we built a "hub and spoke" system that is

Gross Margin to Sales Ratio


Before restructuring and impairment charges
(See management discussion on reconciliations)
48%
46
44
42
0
Fiscal: '99 '00 '01 '02 '03

SG&A to Sales Ratio


Before restructuring and impairment charges
(See management discussion on reconciliations)
34%
33
32
31
30
29
0
Fiscal: '99 '00 '01 '02 '03

Operating Margin


Before restructuring and impairment charges
(See management discussion on reconciliations)
18%
15
12
9
6
3
0
Fiscal: '99 '00 '01 '02 '03





40 members of the CEO team that make it all happen

responsive to demand, delivering products and restocking shelves with an efficiency unparalleled in the industry. As a testament to its efficiency, this year, Midas Inc. asked us to distribute core parts to nearly 1,700 Midas shops across the country. Seeking best practices also led to our implementation of a new "pay-on-scan" initiative. It partners us with our suppliers to drive customer sales, while reducing expenses and improving working capital up and down the supply chain.

Innovation abounds in our AZ Commercial business, too. By dedicating a chain-account commercial sales force, we have begun to extend the benefits of one-stop shopping to professional

Recognizing the importance of strong corporate governance led to our early adoption of leading practices. Over two years ago we established an independent Board of Directors and annual elections, repealed our poison pill and adopted a code of conduct across the entire Company. In fiscal 2002, we enacted a "roll-up" certification where all members of our management team review and "sign on the dotted line" when it comes to the integrity of our financial information. In recognition of these practices, ***Institutional Shareholder Services* recently ranked us in the top 5 of 5,000 companies for our responsible governance.**

Zone for vehicle solutions!

technicians across the country. Leveraging the national reach, efficient inventory and "hub and spoke" system of our retail stores allows us to provide the most expeditious delivery of quality parts to repair technicians available in the marketplace today. And we are just getting started.

Challenging the status quo also has had a significant impact on our business disciplines. It led to the rigor of a 15 percent after-tax internal-rate-of-return hurdle rate for all discretionary investments, to the adoption of economic value-based management incentives, to the development of better strategic planning tools, and to the relentless pursuit of cost management. Our team is more financially driven than ever—focusing not on growth alone, but on growing shareholder value.

"A relentlessly creative innovative spirit permeates our organization. Truly, *this* is our strategic advantage."

Clearly we're not your ordinary vehicle solutions provider. We think differently. We go beyond parts and beyond the vehicle to reach out to customers—to be the best in the industry and beyond.

Does it make a difference? You bet it does. We're in a Zone of our own—a zone we like to think of as the "Performance Zone." And we're determined to perform at the top of our game to deliver greater shareholder value well into the future.

I can promise you we never want to do the same old thing over and over again!

Best regards

Steve Odland

Steve Odland
Chairman, President, and CEO
Customer Satisfaction

With $4.6 billion in retail sales, 160 new stores opened this year, and a presence in all 48 continental United States, AutoZone stores are geared to providing vehicle solutions to do-it-yourselfers (DIYers). And with $60 billion* in undone maintenance, tremendous growth potential lies ahead. We have only just begun!

#1 Growth Priority: U.S. Retail

The U.S. Retail business is AutoZone's number one vehicle for growth. It represents 85% of the total company's sales in fiscal 2002, and is at the core of our company's founding. From the first store opened in 1979 to our 3,219th store opened this year, we have been about growing our business methodically and profitably.

With an estimated 215 million* registered vehicles in the U.S. alone, a car population that continues to age, and estimated unperformed annual maintenance of nearly $60 billion,* we have a tremendous opportunity to not only meet, but exceed our customers' expectations.

In an industry we describe as "acyclical," where in economic good times and bad there has been growth, we are the leader. With the most stores, the highest average sales per store, sales per square foot, operating margin, and return on invested capital, we owe it to our customers, AutoZoners, and shareholders to continuously innovate to ensure the customer's AutoZone shopping experience is second to none.

It starts with our people. Our AutoZoners are the best! Their service and dedication to helping the customer do the job right, the first time, is what sets us apart. Next, our proprietary systems allow us to tailor every store's inventory to meet the needs of its surrounding car population. Then comes our innovative merchandising efforts. In our continuous pursuit of creating a uniquely fresh and inviting place to shop, we absolutely demand our stores be visually stimulating places for our customers to visit for their automotive needs. Finally, it is about being creative in our marketing efforts to retain current customers and reach potential customers by focusing on AutoZone's ability to have the right part at the right time and at the right price.

We owe it to our shareholders to constantly be innovative. We are the leader, and are committed to staying out in front!

**AAIA 2003/2004 Factbook*




AutoZone


Duralast
Duralast
POLY-V
GOODYEAR
4060600
6PK1525
LARRY WHITE
AutoZone

We're unsurpassed in the automotive aftermarket, intent on leading industry growth, increasing our market share, expanding our national reach and driving greater demand.




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Gabriel
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With $670 million in sales, we're becoming an important vehicle solutions provider in the growing $48 billion* do-it-for-me (DIFM) commercial aftermarket. With 27% growth in 2003 and a mere 1% share, **we're just getting started.**

#2 Growth Priority: AZ® Commercial

With just over $670 million in sales this past year, AZ Commercial, our second growth priority, represents just over 12% of the total company's sales. This business caters to the professional installer segment of the market and is further defined by either servicing larger chain accounts or smaller "up and down the street" customers. Existing in roughly 2,000 of the AutoZone retail stores, and supported by both a local and national selling staff, AZ Commercial is relentless in its dedication to win the business of professional technicians.

We have built the business by leveraging our brands, national store footprint, an efficient supply chain and technological expertise. We are the only retailer capable of servicing the largest of accounts that stretch across multiple states. Adding to this formidable mix is our ALLDATA diagnostic software that allows our customers to be able to repair virtually all makes and models of vehicles on the road today.

AZ Commercial's success is driven by our innovative approach to selling customers a package of services that cannot be duplicated by anyone else. We believe by offering systems for customers capable of ordering what is needed, a logistics network able to get the correct product delivered at the appropriate time, the only company with a national store footprint, and friendly professional advice day in and day out, we will differentiate ourselves in the eyes of our customers.

**AAIA 2003/2004 Factbook*

We're making sales happen in our AZ Commercial program.

- Comparable Store Sales grew at 27%
- Servicing customers through roughly 2,000 AZ Commercial locations
- Provider to about 1,700 Midas locations
- Major supplier to Bridgestone/Firestone

With 49 stores in Mexico, AutoZone is establishing a position in the $5 billion* Mexican automotive aftermarket retail market. With an estimated 16 million cars,* averaging almost 14 years in age,* Mexico is an attractive market for expansion.

#3 Growth Priority: AutoZone de Mexico

Millions of older-aged vehicles, varied driving terrain and a dearth of full-assortment parts retailers make Mexico an ideal market for AutoZone.

This past year, we opened 10 new stores to finish fiscal 2003 with 49 locations. To further solidify our Mexico presence we opened our first in-country distribution facility solely dedicated to supplying our growing number of Mexico stores.

Our efforts in Mexico, begun in 1999, have been entirely unique to the Mexican automotive aftermarket landscape as most competition is highly fragmented and dedicated to very specific lines of merchandise.

The one-stop vehicle solutions destination is an entirely new concept for most consumers and has been embraced as evidenced by our growing customer count. However, development is not without challenges. The logistical challenges for delivering product to 49 stores across northern Mexico, the foreign currency risks, and product challenges all need to be managed appropriately.

We will continue to prudently and profitably develop AutoZone de Mexico for many years to come!

*AAIA *Global Aftermarket Trends—Mexico 2003*

We're prudent in pacing our international expansion efforts.


AutoZone
GOODYEAR
BANDA AUTOMOTRIZ
NOS

Straight Talk on AutoZone's

2003 Financial Performance and Beyond

An interview with AutoZone's CFO Mike Archbold

What were the highlights of fiscal 2003?

Achieving record sales, record margins, record earnings per share and a record 23.4 percent return on invested capital. Not only did we extend the national reach of AutoZone stores, we also built greater market share and achieved 27 percent same store growth in our AZ Commercial Business. Truly, it was a year of significant achievement.

Was the Company satisfied with its same store sales growth?

We are never satisfied. We constantly strive to improve performance. For the thirteenth straight year since being a publicly traded company, we reported positive same store results. We are proud of this accomplishment, but we cannot rest. Our challenge is always to improve. With new advertising, compelling merchandising and a wider assortment of parts and accessories, we're poised to do just that.

What was the source of the operating margin improvement this past year?

The company enjoyed improvements at both the gross profit and operating expense levels this year. Our gross profit improvements were the result of continued category management initiatives that have reduced costs over the last two years. At the operating expense line, the company focused on almost one hundred different projects that contributed to our ongoing goal of reducing unnecessary expenditures. The combination of these two areas of focus drove 234 basis points of improvement this year versus last.

Are inventories at appropriate levels?

Yes. In fiscal 2003, we deliberately rolled out the hub program and rounded out our "good-better-best" assortment of product to assure we were offering customers the selection they needed. While this had the effect of boosting gross inventory levels in the short term, it was the right decision for the long-term growth of our business. Inventory, net of payables, however, declined 18%, so we actually lowered our capital invested in inventory.

With the recent change in tax laws, will dividends be established?

With our strong cash flow, we will continue to reinvest in our business. With the remaining excess cash flow, we will continue to repurchase shares as long as it is accretive to earnings.

As compared with a dividend, we believe that repurchasing shares has provided superior value to shareholders.

Will AutoZone continue to buy back its shares?

Yes, as long as repurchases are accretive to earnings. Repurchasing shares helps us manage our overall capital structure with the added benefit of enhancing EPS. In fiscal 2003, we repurchased over $891 million of AutoZone stock.

What is ROIC? Why is it such an important measure of progress?

Return on Invested Capital (ROIC) is a performance measure depicting the average return achieved on each dollar invested in our business. It is calculated by dividing after-tax operating profit (excluding rent) by our average invested capital, including the value of leased properties.

Working to continually increase our ROIC encourages us to expand our business economically, to use our assets more productively, and to reduce our overall cost structure, while creating greater efficiencies in every phase of our operation. Combined, these actions drive long-term cash flows, which in turn, creates incremental shareholder value.

What financial guidance are you providing for fiscal 2004?

As a matter of policy, we do not give specific sales and earnings guidance. But we clearly see an abundance of profitable growth opportunities ahead—including opportunities to further expand our reach, to increase our market share, to leverage our distribution strengths, to effectively manage our product costs, and to build greater efficiencies into every aspect of our business. Harnessing these opportunities should allow us to sustain solid, profitable growth well into the future.

What does corporate governance mean to AutoZoners?

Simply put, it means AutoZoners should always do the right thing. In any business decision to be made, our employees should follow the Code of Conduct rules established. We also incorporated a rollup certification strategy to have employees at a certain level of management and up sign off on all published financial statements.

Ten-Year Review

(in thousands, except per share data and selected operating data)	5-Year Compound Growth	10-Year Compound Growth	Fiscal Year Ended August 2003[1]	2002[2]	2001[3]
Income Statement Data					
Net sales	11%	16%	$5,457,123	$5,325,510	$4,818,185
Cost of sales, including warehouse and delivery expenses			2,942,114	2,950,123	2,804,896
Operating, selling, general and administrative expenses			1,597,212	1,604,379	1,625,598
Operating profit	19%	21%	917,797	771,008	387,691
Interest income (expense)—net			(84,790)	(79,860)	(100,665)
Income before income taxes	18%	19%	833,007	691,148	287,026
Income taxes			315,403	263,000	111,500
Net income	18%	20%	$ 517,604	$ 428,148	$ 175,526
Diluted earnings per share	29%	25%	$ 5.34	$ 4.00	$ 1.54
Adjusted weighted average shares for diluted earnings per share			96,963	107,111	113,801
Balance Sheet Data					
Current assets			$1,584,994	$1,450,128	$1,328,511
Working capital (deficit)			(90,572)	(83,443)	61,857
Total assets			3,680,466	3,477,791	3,432,512
Current liabilities			1,675,566	1,533,571	1,266,654
Debt			1,546,845	1,194,517	1,225,402
Stockholders' equity			373,758	689,127	866,213
Selected Operating Data					
Number of domestic auto parts stores at beginning of year			3,068	3,019	2,915
New stores			160	102	107
Replacement stores			6	15	16
Closed stores			9	53	3
Net new stores			151	49	104
Number of domestic auto parts stores at end of year			3,219	3,068	3,019
Number of Mexico auto parts stores at end of year			49	39	21
Number of total auto parts stores at end of year			3,268	3,107	3,040
Total domestic auto parts store square footage (000s)			20,500	19,683	19,377
Average square footage per domestic auto parts store			6,368	6,416	6,418
Increase in domestic auto parts store square footage			4%	2%	4%
Increase in domestic auto parts comparable store net sales[4]			3%	9%	4%
Average net sales per domestic auto parts store (000s)			$ 1,689	$ 1,658	$ 1,543
Average net sales per domestic auto parts store square foot			$ 264	$ 258	$ 240
Total domestic employees			47,727	44,179	44,557
Inventory turnover			2.04x	2.25x	2.39x
Net inventory turnover[5]			14.03x	11.19x	9.09x
Return on average equity			97%	55%	19%

(1) Fiscal 2003 operating results include a $10 million pre-tax negative impact and the reclassification of certain vendor funding to increase operating expenses by $53 million and decrease cost of goods sold by $43 million, both as a result of the adoption of Emerging Issues Task Force Issue No. 02-16 regarding vendor funding.

(2) 53 weeks. Comparable store sales, average net sales per domestic auto parts store and average net sales per store square foot for fiscal 2002 and fiscal 1996 have been adjusted to exclude net sales for the 53rd week.

(3) Fiscal 2001 operating results include pretax restructuring and impairment charges of $156.8 million, or $0.84 per diluted share after tax.

(4) Comparable store sales for fiscal years 1994 through 2003 are based on increases in sales for domestic auto parts stores open at least one year. All other periods are increases in sales for stores open since the beginning of the preceding fiscal year.

(5) Net inventory turnover is calculated as cost of sales divided by the average of beginning and ending merchandise inventories less accounts payable.

Fiscal Year Ended August							
2000	1999	1998	1997	1996[2]	1995	1994	1993
$4,482,696	$4,116,392	$3,242,922	$2,691,440	$2,242,633	$1,808,131	$1,508,029	$1,216,793
2,602,386	2,384,970	1,889,847	1,559,296	1,307,638	1,057,033	886,068	731,971
1,368,290	1,298,327	970,768	810,793	666,061	523,440	431,219	344,060
512,020	433,095	382,307	321,351	268,934	227,658	190,742	140,762
(76,830)	(45,312)	(18,204)	(8,843)	(1,969)	623	2,244	2,473
435,190	387,783	364,103	312,508	266,965	228,281	192,986	143,235
167,600	143,000	136,200	117,500	99,800	89,500	76,600	56,300
$ 267,590	$ 244,783	$ 227,903	$ 195,008	$ 167,165	$ 138,781	$ 116,386	$ 86,935
$ 2.00	$ 1.63	$ 1.48	$ 1.28	$ 1.11	$ 0.93	$ 0.78	$ 0.59
133,869	150,257	154,070	152,535	151,238	149,302	148,726	147,608
$1,186,780	$1,225,084	$1,117,090	$ 778,802	$ 613,097	$ 447,822	$ 424,402	$ 378,467
152,236	224,530	257,261	186,350	219	30,273	85,373	92,331
3,333,218	3,284,767	2,748,113	1,884,017	1,498,397	1,111,778	882,102	696,547
1,034,544	1,000,554	859,829	592,452	612,878	417,549	339,029	286,136
1,249,937	888,340	545,067	198,400	94,400	13,503	4,252	4,458
992,179	1,323,801	1,302,057	1,075,208	865,582	684,710	528,377	396,613
2,711	2,657	1,728	1,423	1,143	933	783	678
208	245	952	308	280	210	151	107
30	59	12	17	31	29	20	20
4	191	23	3	—	—	1	2
204	54	929	305	280	210	150	105
2,915	2,711	2,657	1,728	1,423	1,143	933	783
13	6	—	—	—	—	—	—
2,928	2,717	2,657	1,728	1,423	1,143	933	783
18,719	17,405	16,499	11,611	9,437	7,480	5,949	4,839
6,422	6,420	6,210	6,719	6,632	6,544	6,376	6,180
8%	5%	42%	23%	26%	26%	23%	20%
5%	5%	3%	9%	7%	7%	10%	9%
$ 1,517	$ 1,465	$ 1,568	$ 1,691	$ 1,702	$ 1,742	$ 1,758	$ 1,666
$ 236	$ 232	$ 238	$ 253	$ 258	$ 269	$ 280	$ 274
43,164	40,483	38,526	28,700	26,800	20,200	17,400	15,700
2.32x	2.28x	2.26x	2.46x	2.73x	2.90x	2.98x	3.19x
7.52x	7.28x	6.96x	7.53x	10.72x	12.35x	13.81x	15.02x
23%	19%	19%	20%	22%	23%	25%	26%

Five-Year Review—Other Performance Measures

(in thousands, except percentage data)	Fiscal Year Ended August				
	2003[1]	2002[2]	2001[3]	2000	1999
After-tax return on invested capital[4]	23.4%	19.8%	10.1%	12.9%	12.4%
After-tax return on invested capital, excluding restructuring and impairment charges[4]	23.4%	19.8%	13.4%	12.9%	12.4%
Net cash provided by operating activities	$698,255	$739,091	$458,937	$512,960	$ 311,668
Cash flow before share repurchases[5]	$538,767	$729,868	$390,632	$245,970	$(108,671)

(1) Fiscal 2003 operating results include a $10 million pre-tax negative impact and the reclassification of certain vendor funding to increase operating expenses by $53 million and decrease cost of goods sold by $43 million, both as a result of the adoption of Emerging Issues Task Force Issue No. 02-16 regarding vendor funding.

(2) 53 weeks. Comparable store sales, average net sales per domestic auto parts store and average net sales per store square foot for fiscal 2002 have been adjusted to exclude net sales for the 53rd week.

(3) Fiscal 2001 operating results include pretax restructuring and impairment charges of $156.8 million, or $0.84 per diluted share after tax.

(4) After-tax return on invested capital is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). See Reconciliation of Non-GAAP Financial Measures.

(5) Cash flow before share repurchases is calculated as the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures.

Quarterly Summary

(unaudited)

(in thousands, except per share data)	Twelve Weeks Ended			Sixteen Weeks Ended
	November 23, 2002	February 15, 2003	May 10, 2003[1]	August 30, 2003[2]
Net sales	$1,218,635	$1,120,696	$1,288,445	$1,829,347
Increase in comparable store sales	5%	2%	3%	3%
Gross profit	$ 549,390	$ 495,999	$ 598,823	$ 870,797
Operating profit	188,326	147,498	221,883	360,090
Income before income taxes	169,221	127,865	202,530	333,391
Net income	104,911	79,275	125,977	207,441
Basic earnings per share	$ 1.06	$ 0.81	$ 1.33	$ 2.32
Diluted earnings per share	$ 1.04	$ 0.79	$ 1.30	$ 2.27
Stock price range:				
High	$ 89.34	$ 86.45	$ 87.00	$ 92.29
Low	$ 68.55	$ 58.21	$ 61.11	$ 73.80

(in thousands, except per share data)	Twelve Weeks Ended			Seventeen Weeks Ended
	November 17, 2001	February 9, 2002	May 4, 2002	August 31, 2002
Net sales	$ 1,176,052	$ 1,081,311	$ 1,224,810	$ 1,843,337
Increase in comparable store sales	9%	12%	9%	7%
Gross profit	$ 516,136	$ 474,900	$ 541,984	$ 842,367
Operating profit	155,504	121,149	182,433	311,922
Income before income taxes	136,077	102,871	165,014	287,186
Net income	84,077	63,771	102,314	177,986
Basic earnings per share	$ 0.78	$ 0.60	$ 0.98	$ 1.77
Diluted earnings per share	$ 0.76	$ 0.58	$ 0.96	$ 1.73
Stock price range:				
High	$ 68.00	$ 80.00	$ 80.00	$ 84.50
Low	$ 38.07	$ 61.35	$ 61.23	$ 59.20

(1) The third quarter of fiscal 2003 includes a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001. The third quarter of fiscal 2003 also includes a $3 million pre-tax negative impact of the adoption of Emerging Task Force Issue No. 02-16 regarding vendor funding that resulted in an increase to operating expenses by $16 million and an increase to gross margin by $13 million.

(2) The fourth quarter of fiscal 2003 includes a $4.6 million pre-tax gain as a result of the disposition of properties associated with the fiscal 2001 restructure and impairment charges. The fourth quarter of fiscal 2003 also includes a $7 million pre-tax negative impact of the adoption of Emerging Task Force Issue No. 02-16 regarding vendor funding that resulted in an increase to operating expenses by $37 million and an increase to gross margin by $30 million.

Financial Review

The following table sets forth income statement data of AutoZone expressed as a percentage of net sales for the periods indicated:

	Year Ended		
	August 30, 2003	August 31, 2002	August 25, 2001
Net sales	**100.0%**	100.0%	100.0%
Cost of sales, including warehouse and delivery expenses	**53.9**	55.4	58.2
Gross profit	**46.1**	44.6	41.8
Operating, selling, general and administrative expenses	**29.3**	30.1	31.1
Restructuring and impairment charges	**—**	—	2.7
Operating profit	**16.8**	14.5	8.0
Interest expense—net	**1.5**	1.5	2.1
Income taxes	**5.8**	5.0	2.3
Net income	**9.5%**	8.0%	3.6%

Overview

We are the nation's leading specialty retailer of automotive parts and accessories, with most of our sales to do-it-yourself (DIY) customers. We began operations in 1979 and at August 30, 2003, operated 3,219 auto parts stores in the United States and 49 in Mexico. We also sell parts and accessories online at *autozone.com*. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items and accessories. We also have a commercial sales program in the United States (AZ Commercial) that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. We do not derive revenue from automotive repair or installation.

In addition, we sell the ALLDATA automotive diagnostic and repair software which is also available through *alldatapro.com* and *alldatadiy.com*.

Results of Operations

For an understanding of the significant factors that influenced our performance during the past three fiscal years, this financial review should be read in conjunction with the Consolidated Financial Statements presented in this Annual Report.

Fiscal 2003 Compared with Fiscal 2002

For the year ended August 30, 2003, AutoZone reported sales of $5.457 billion (52 weeks) compared with $5.326 billion (53 weeks) for the year ended August 31, 2002, a 2.5% increase from fiscal 2002. At August 30, 2003, we operated 3,219 domestic auto parts stores and 49 in Mexico, compared with 3,068 domestic auto parts stores and 39 in Mexico at August 31, 2002. Excluding sales from the extra week included in the prior year, sales were up 4.6% (see Reconciliation of Non-GAAP Financial Measures). Same store sales, or sales for domestic stores open at least one year, increased approximately 3% during the year, including flat retail same store sales and an increase for commercial sales in same stores by approximately 27%. The improvement in same store sales was due more to an increase in average dollars spent per transaction over the amounts in the same period of the prior year than an increase in customer count. The balance, of the sales increase of 4.6%, was due to new store sales for fiscal 2003 which contributed 1.9 percentage points of the increase; ALLDATA and Mexico sales which contributed 0.5 percentage points of the increase, while the TruckPro sales in the prior year of $47.6 million reduced the increase by 0.9 percentage points.

Gross profit for fiscal 2003 was $2.515 billion, or 46.1% of net sales, compared with $2.375 billion, or 44.6% of net sales for fiscal 2002. Operating, selling, general and administrative expenses for fiscal 2003 decreased to $1.597 billion, or 29.3% of net sales from $1.604 billion, or 30.1% of sales for fiscal 2002. For fiscal 2003, gross profit, as a percentage of sales, improved by 1.5 percentage points, while operating expenses, as a percentage of sales, declined by 0.8 percentage points. Operating profit for fiscal 2003 increased 19% over the prior year.

Gross profit, operating expenses and operating profit for fiscal years 2003 and 2002 were impacted by the following non-recurring or infrequent items:

- For fiscal 2003, a $4.6 million pre-tax gain as a result of the disposition of properties associated with the fiscal 2001 restructuring and impairment charges
- For fiscal 2003, a $10.0 million pre-tax negative impact and the reclassification of certain vendor funding to increase operating expenses by $53 million and decrease cost of goods sold by $43 million, both as a result of the adoption of Emerging Issues Task Force Issue No. 02-16 regarding vendor funding

- For fiscal 2003, a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the fiscal 2002 sale of the TruckPro business
- For fiscal 2002, the favorable impact of the additional week of the 53-week fiscal year

For fiscal 2003, excluding the above items, gross profit, as a percentage of sales, improved by 0.7 percentage points while operating expenses, as a percentage of sales, declined by 1.9 percentage points. Comparable operating profit for fiscal 2003 increased by 23.9%, as operating margin improved 2.6 percentage points to 16.8% from 14.2% last year (see Reconciliation of Non-GAAP Financial Measures). The improvements in gross profit and the gross margin reflect the additive impact of new merchandise, a reduction in our product warranty expense, and the benefit of more strategic and disciplined pricing derived from our category management system. Improvements, in operating profit and operating margin, reflect our relentless expense discipline, in particular, the leveraging of salaries and information technology spending during fiscal 2003.

Net interest expense for fiscal 2003 was $84.8 million compared with $79.9 million during fiscal 2002. The increase in interest expense for fiscal 2003 was primarily due to higher levels of debt compared with the 2002 fiscal year. Weighted average borrowings for fiscal 2003 were $1.51 billion, compared with $1.33 billion for fiscal 2002; and weighted average borrowing rates, excluding the impact of debt amortization and facility fees, remained relatively flat at 4.4% for both fiscal years.

AutoZone's effective income tax rate declined slightly to 37.9% of pretax income for fiscal 2003 as compared to 38.1% for fiscal 2002.

Net income for fiscal 2003 increased by 20.9% to $517.6 million, and diluted earnings per share increased by 33.5% to $5.34 from $4.00 reported for the year-ago period. Excluding the non-recurring, infrequent items listed above, comparable net income increased 26.4% and diluted earnings per share increased 39.4% (see Reconciliation of Non-GAAP Financial Measures). The impact of the fiscal 2003 stock repurchases on diluted earnings per share in fiscal 2003 was an increase of $0.19.

Fiscal 2002 Compared with Fiscal 2001

Net sales for fiscal 2002 increased by $507.3 million, or 10.5%, over net sales for fiscal 2001. At August 31, 2002, we operated 3,068 domestic auto parts stores and 39 in Mexico, compared with 3,019 domestic auto parts stores, 21 in Mexico and 49 TruckPro stores at August 25, 2001. Excluding sales from the extra week in fiscal 2002, net sales increased 8.3% (see Reconciliation of Non-GAAP Financial Measures). Same store sales, or sales for domestic stores open at least one year, increased approximately 9% during fiscal 2002, including an increase in retail same store sales of approximately 8% and an increase for commercial sales in same stores by approximately 17%. Comparable store sales increased in fiscal 2002 as a result of an increase in customer count and an increase in average dollars spent per transaction over the amounts in the 2001 fiscal year. New stores contributed approximately 2 percentage points to the increase during fiscal 2002; whereas, the overall sales increase was somewhat offset by the decrease in sales associated with TruckPro, which was sold in December 2001, of $47.6 million in fiscal 2002 and $148.5 million in fiscal 2001. ALLDATA and Mexico sales composed the remainder of the increase in sales during fiscal 2002.

Gross profit for fiscal 2002 was $2.375 billion, or 44.6% of net sales, compared with $2.013 billion, or 41.8% of net sales for fiscal 2001. Excluding the impact of the extra week in fiscal 2002 and the nonrecurring charges in fiscal 2001, gross profit for fiscal 2002 was $2.325 billion, or 44.6% of net sales, compared with $2.043 billion, or 42.4% of net sales for fiscal 2001 (see Reconciliation of Non-GAAP Financial Measures). Gross margin improvement for fiscal 2002 reflected lower product costs, more efficient supply chain costs, reduced inventory shrinkage, the benefits of more strategic and disciplined pricing due to category management and the addition of more value-added, high-margin merchandise than in the 2001 fiscal year.

Operating, selling, general and administrative expenses for fiscal 2002 increased by $105.5 million over such expenses for fiscal 2001 but declined as a percentage of net sales from 31.1% to 30.1%. The improved ratio reflected the fact that revenues rose more rapidly than the growth of store-level expenses (a 1.1 percentage point improvement), combined with operating savings resulting from the restructuring in fiscal 2001 related to controlling staffing, base salaries and technology spending of 0.4 percentage points. Additionally, the 2001 fiscal year included other expenses related to strategic initiatives not included in the restructuring and impairment charges of 0.3 percentage points. The adoption of new accounting rules for goodwill reduced operating expenses in fiscal 2002 by approximately $8.6 million, or 0.2 percentage points. These improvements in the expense ratio were partially offset by additional bonus, legal, pension and insurance expenses incurred in the 2002 fiscal year of 1.1 percentage points.

Net interest expense for fiscal 2002 was $79.9 million compared with $100.7 million during fiscal 2001. The decrease in interest expense for fiscal 2002 was primarily due to lower levels of debt compared with the 2001 fiscal year and lower average borrowing rates. Weighted average borrowings for fiscal 2002 were $1.33 billion, compared with $1.45 billion for fiscal 2001. Additionally, weighted average borrowing rates, excluding the impact of debt amortization and facility fees, were lower in the 2002 year compared with the 2001 fiscal year at 4.4% compared with 6.2%.

AutoZone's effective income tax rate was 38.1% of pretax income for fiscal 2002 and 38.8% for fiscal 2001. The decrease in the tax rate is due primarily to the change in goodwill accounting.

Net income for fiscal 2002 increased to $428.1 million from $175.5 and diluted earnings per share increased to $4.00 from $1.54 reported for fiscal 2001. Excluding the positive impact of the extra week in fiscal 2002 and the restructuring and impairment charges from fiscal 2001, comparable net income for fiscal 2002 increased to $409.9 million from $271.3 million for fiscal 2001; and diluted earnings per share for fiscal 2002 increased to $3.83 from $2.38 for fiscal 2001 (see Reconciliation of Non-GAAP Financial Measures). The impact of the fiscal 2002 stock repurchases on diluted earnings per share in fiscal 2002 was an increase of $0.16.

Inflation

AutoZone does not believe its operations have been materially affected by inflation. We have been successful, in many cases, in mitigating the effects of merchandise cost increases principally through efficiencies gained through economies of scale, selective forward buying and the use of alternative suppliers.

Seasonality and Quarterly Periods

AutoZone's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per-store sales historically have been about 15% to 25% higher than in the slower months of December through February. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather. Over the longer term, the effects of weather balance out, as we have stores throughout the United States.

Each of the first three quarters of AutoZone's fiscal year consists of 12 weeks, and the fourth quarter consists of 16 weeks (17 weeks in fiscal 2002). Because the fourth quarter contains the seasonally high sales volume and consists of 16 weeks (17 weeks in fiscal 2002), compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 2003 represented 33.5% of annual net sales and 40.1% of net income; the fourth quarter of fiscal 2002, represented 34.6% of annual net sales and 41.6% of net income. Fiscal 2002 consisted of 53 weeks, with the fiscal fourth quarter including 17 weeks. Accordingly, the fourth quarter of fiscal 2002 included the benefit of an additional week of net sales of $109.1 million and net income of $18.3 million.

Liquidity and Capital Resources

Net cash provided by operating activities was $698.3 million in fiscal 2003, $739.1 million in fiscal 2002 and $458.9 million in fiscal 2001. Cash flow generated from store operations provides us with a significant source of liquidity. Our new-store development program requires working capital, predominantly for inventories. During the past three fiscal year periods, we have improved our accounts payable to inventory ratio to 87% at August 30, 2003, from 83% at August 31, 2002, and 76% at August 25, 2001. In each of the three year periods, the improvement in this ratio was a source of cash from operations, particularly in fiscal 2002 when the ratio increased 7 percentage points. The increase in merchandise inventories, required to support new-store development and sales growth, has largely been financed by our vendors, as evidenced by the higher accounts payable to inventory ratio.

AutoZone's primary capital requirement has been the funding of its continued new store development program. From the beginning of fiscal 1999 to August 30, 2003, we have opened 562 net new domestic auto parts stores. Net cash flows used in investing activities were $167.8 million in fiscal 2003, compared with $64.5 million in fiscal 2002 and $122.1 million in fiscal 2001. The increase in cash used in investing activities during fiscal 2003 as compared to fiscal 2002 is due primarily to increased store development activities in the current year and proceeds from the sale of the TruckPro business in the prior year. We invested $182.2 million in capital assets in fiscal 2003 compared with $117.2 million in fiscal 2002 and $169.3 million in fiscal 2001. New store openings in the U.S. were 160 for fiscal 2003, 102 for fiscal 2002 and 107 for fiscal 2001. During fiscal 2002, we sold TruckPro, our heavy-duty truck parts subsidiary, which operated 49 stores, for cash proceeds of $25.7 million. Proceeds from capital asset disposals totaled $14.4 million for fiscal 2003, $25.1 million for fiscal 2002 and $44.6 million for fiscal 2001.

Net cash used in financing activities was $530.2 million in fiscal 2003, $675.4 million in fiscal 2002 and $336.5 million in fiscal 2001. The net cash used in financing activities is primarily attributable to purchases of treasury stock which totaled $891.1 million for fiscal 2003, $699.0 million for fiscal 2002 and $366.1 million for fiscal 2001. Fiscal 2003 net proceeds from the issuance of debt securities, including repayments on other debt and the net change in commercial paper borrowings, offset the increased level of treasury stock purchases by approximately $322 million.

We expect to open approximately 195 new stores during fiscal 2004. Our new-store development program requires working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required by expansion. We believe that we will be able to continue to finance much of our inventory requirements through favorable payment terms from suppliers.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance will be funded through borrowings. We anticipate that we will be able to obtain such financing in view of our credit rating and favorable experiences in the debt markets in the past.

Credit Ratings: At August 30, 2003, AutoZone had a senior unsecured debt credit rating from Standard & Poor's of BBB+ and a commercial paper rating of A-2. Moody's Investors Service had assigned us a senior unsecured debt credit rating of Baa2 and a commercial paper rating of P-2. As of August 30, 2003, both Moody's and Standard & Poor's had AutoZone listed as having a "stable" outlook. Subsequent to the 2003 fiscal year end, Moody's changed our outlook to "negative," while confirming AutoZone's existing credit ratings. If our credit ratings drop, our interest expense may increase; similarly, we anticipate that our interest expense may decrease if our investment ratings are raised. If our commercial paper ratings drop below current levels, we may have difficulty continuing to utilize the commercial paper market and our interest expense will increase, as we will then be required to access more expensive bank lines of credit. If our senior unsecured debt ratings drop below investment grade, our access to financing may become more limited.

Debt Facilities: We maintain $950 million of revolving credit facilities with a group of banks. Of the $950 million, $300 million expires in May 2004. The remaining $650 million expires in May 2005. The portion expiring in May 2004 includes a renewal feature as well as an option to extend the maturity date of the then-outstanding debt by one year. The credit facilities exist largely to support commercial paper borrowings and other short-term unsecured bank loans. At August 30, 2003, outstanding commercial paper of $268 million, the 6% Notes due November 2003 of $150 million and other debt of $2.7 million are classified as long term, as we have the ability and intention to refinance them on a long-term basis. The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the agreement) or a competitive bid rate at our option. We have agreed to observe certain covenants under the terms of our credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage. As of August 30, 2003, we are in compliance with all covenants.

On October 16, 2002, we issued $300 million of 5.875% Senior Notes. The notes mature in October 2012, and interest is payable semi-annually on April 15 and October 15. A portion of the proceeds from these senior notes was used to prepay a $115 million unsecured bank term loan due December 2003, to repay a portion of our outstanding commercial paper borrowings, and to settle interest rate hedges associated with the issuance and repayment of the related debt securities. On June 3, 2003, we issued $200 million of 4.375% Senior Notes. These senior notes mature in June 2013, and interest is payable semi-annually on June 1 and December 1. The proceeds were used to repay a portion of our outstanding commercial paper borrowings, to prepay $100 million of the $350 million unsecured bank loan due November 2004, and to settle interest rate hedges associated with the issuance of the debt securities.

On August 8, 2003, we filed a shelf registration with the Securities and Exchange Commission, which was declared effective August 22, 2003. This filing will allow us to sell up to $500 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. No debt has been issued under this registration statement as of August 30, 2003.

All of the repayment obligations under our bank lines of credit may be accelerated and come due prior to the scheduled payment date if AutoZone experiences a change in control (as defined in the agreements) of AutoZone or its Board of Directors or if covenants are breached related to total indebtedness and minimum fixed charge coverage. We expect to remain in compliance with these covenants.

Stock Repurchases: As of August 30, 2003, our Board of Directors had authorized the repurchase of up to $3.3 billion of common stock in the open market. From January 1998 to August 30, 2003, approximately $2.8 billion of common stock had been repurchased. During fiscal 2003, we repurchased $891.1 million of common stock.

At times in the past, we utilized equity forward agreements to facilitate our repurchase of common stock. There were no outstanding equity forward agreements for share repurchases as of August 30, 2003. At August 31, 2002, we held equity forward agreements, which were settled in cash during fiscal 2003, for the purchase of approximately 2.2 million shares of common stock at an average cost of $68.82 per share. Such obligations under equity forward agreements at August 31, 2002, were not reflected on our balance sheet.

Financial Commitments: The following table shows AutoZone's obligations and commitments to make future payments under contractual obligations:

(in thousands)	Total Contractual Obligations	Payment Due by Period: Less than 1 year	Between 1–3 years	Between 4–5 years	Over 5 years
Long-term debt[1]	$1,546,845	$420,700	$435,445	$190,700	$500,000
Operating leases[2]	671,103	118,269	197,311	129,446	226,077
Construction obligations	16,765	16,765	—	—	—
	$2,234,713	$555,734	$632,756	$320,146	$726,077

(1) Long-term debt balances represent principal maturities, excluding interest. At August 30, 2003, debt balances due in less than one year of $420.7 million are classified as long term, in our Consolidated Financial Statements, as we have the ability and intention to refinance them on a long-term basis.
(2) Operating lease obligations include related interest.

The following table shows AutoZone's other commitments which all have expiration periods of less than one year:

(in thousands)	Total Other Commitments
Standby letters of credit	$52,778
Surety bonds	8,123
	$60,901

Off-Balance Sheet Arrangements: The above table reflects the outstanding letters of credit and surety bonds as of August 30, 2003. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with them as the underlying liabilities are already reflected in our balance sheet. The letters of credit and surety bonds arrangements have automatic renewal clauses.

In conjunction with our commercial sales program, we offer credit to some of our commercial customers. The receivables related to the credit program are sold to a third party at a discount for cash with limited recourse. AutoZone has recorded a reserve for this recourse. At August 30, 2003, the receivables facility had an outstanding balance of $42.1 million and the balance of the recourse reserve was $2.6 million.

Guarantee and Indemnification Arrangements: During fiscal 2003, AutoZone adopted the provisions of Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Effective for interim and annual periods ending after December 15, 2002, FIN 45 elaborates on the disclosures that must be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and indemnities. It also clarifies that a guarantor is required to recognize the fair value of guarantee and indemnification arrangements issued or modified by AutoZone after December 31, 2002, if these arrangements are within the scope of FIN 45. The adoption of FIN 45 did not have a significant impact on AutoZone's Consolidated Financial Statements.

Critical Accounting Policies

Product Warranties: Limited warranties on certain products that range from 30 days to lifetime warranties are provided to our customers by AutoZone or the vendors supplying its products. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. We periodically assess the adequacy of our recorded warranty liability and adjust the amount as necessary.

Litigation and Other Contingent Liabilities: We have received claims related to and been notified that we are a defendant in a number of legal proceedings resulting from our business, such as employment matters, product liability, general liability related to our store premises and alleged violation of the Robinson-Patman Act (as specifically described in Note M in the Notes to Consolidated Financial Statements). Generally, we calculate contingent loss accruals using our best estimate of our probable and reasonably estimable contingent liabilities, such as lawsuits and our retained liability for insured claims.

Vendor Allowances: AutoZone receives various payments and allowances from its vendors based on the volume of purchases or for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. Typically these funds are dependent on purchase volumes and advertising plans. The amounts to be received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for AutoZone.

Rebates and other miscellaneous incentives are earned based on purchases or product sales. These monies are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold.

Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. Such vendor funding arrangements, that were entered into on or before December 31, 2002, were recognized as a reduction to selling, general and administrative expenses when earned. However, for such vendor funding arrangements entered into or modified after December 31, 2002, AutoZone applied the new guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" (EITF Issue No. 02-16). Accordingly, all such vendor funds are recognized as a reduction to cost of sales as the inventories are sold.

The new accounting pronouncement for vendor funding does not impact the way AutoZone runs its business or its relationships with vendors. It does, however, require the deferral of certain vendor funding which is calculated based upon vendor inventory turns. Based on the timing of the issuance of the pronouncement and guidelines, we were precluded from adopting EITF Issue No. 02-16 as a cumulative effect of a change in accounting principle. Our timing and accounting treatment of EITF Issue No. 02-16 was not discretionary.

Impairments: In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), we evaluate the recoverability of the carrying amounts of long-lived assets, such as property and equipment, covered by this standard whenever events or changes in circumstances dictate that the carrying value may not be recoverable. As part of the evaluation, we review performance at the store level to identify any stores with current period operating losses that should be considered for impairment. We compare the sum of the undiscounted expected future cash flows with the carrying amounts of the assets.

Under the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), we perform an annual test of goodwill to compare the estimated fair value of goodwill to the carrying amount to determine if any impairment exists. We perform the annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments.

If impairments are indicated by either of the above evaluations, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. Such evaluations require management to make certain assumptions based upon information available at the time the evaluation is performed, which could differ from actual results.

Restructuring and Impairment Charges

In fiscal 2001, AutoZone recorded restructuring and impairment charges of $156.8 million, including restructuring accruals of $29.6 million. The accrued obligations for restructuring charges totaled approximately $12.5 million at August 30, 2003, and $18.1 million at August 31, 2002. The original charges and activity in the restructuring accruals is described more fully in Note L in the Notes to Consolidated Financial Statements.

During fiscal 2002, we reevaluated remaining excess properties related to the fiscal 2001 impairment charges and determined that several properties could be developed. This resulted in the reversal of accrued lease obligations totaling $6.4 million. We also determined that additional writedowns of $9.0 million were needed to state remaining excess properties at fair value. In addition, we recognized $2.6 million of gains in fiscal 2002 as a result of closing certain stores associated with the restructuring and impairment charges in fiscal 2001. During fiscal 2003, AutoZone recognized $4.6 million of gains as a result of the disposition of properties associated with the restructuring and impairment charges in fiscal 2001.

Included in the fiscal 2001 impairment and restructure charges were asset writedowns and contractual obligations aggregating $29.9 million related to the planned sale of TruckPro, our heavy-duty truck parts subsidiary. In December 2001, TruckPro was sold to a group of investors for cash proceeds of $25.7 million and a promissory note. A deferred gain of $3.6 million was recorded as part of the sale due to uncertainties associated with the realization of the gain. During fiscal 2003, the note was paid and certain liabilities were settled. As a result, a total pre-tax gain of $4.7 million was recognized in income during fiscal 2003 as part of operating, selling, general and administrative expenses.

No other significant gains or charges are anticipated under the fiscal 2001 restructuring plan.

Value of Pension Assets

At August 30, 2003, the fair market value of AutoZone's pension assets was $86.7 million, and the related accumulated benefit obligation was $136.1 million. On January 1, 2003, our defined benefit pension plans were frozen. Accordingly, plan participants earn no new benefits under the plan formulas, and no new participants may join the plans. The material assumptions for fiscal 2003 are an expected long-term rate of return on plan assets of 8% and a discount rate of 6%. For additional information regarding AutoZone's qualified and non-qualified pension plans, refer to Note J in the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity's expected losses or residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called variable interest entities. FIN 46 applies immediately to variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied at the end of periods ending after December 15, 2003. The Company is currently evaluating the impact of FIN 46 and does not expect its adoption to have a significant impact on its Consolidated Financial Statements.

Forward-Looking Statements

Certain statements contained in the Financial Review and elsewhere in this Annual Report are forward-looking statements. Forward-looking statements typically use words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy," and similar expressions. These are based on our assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation, competition; product demand; the economy; the ability to hire and retain qualified employees; consumer debt levels; inflation; gasoline prices; war and the prospect of war, including terrorist activity; availability of commercial transportation; and outcome of pending litigation. Forward-looking statements are not guarantees of future performance and actual results; developments and business decisions may differ from those contemplated by such forward-looking statements, and such events could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may materially differ from anticipated results. Please refer to the Risk Factors section of the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

Reconciliation of Non-GAAP Financial Measures

The "Five-Year Review—Other Performance Measures" and "Financial Review" include the following financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). The following non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

- After Tax Return on Invested Capital ("ROIC")
- Cash Flow Before Share Repurchases

In addition, the impact of certain non-recurring or infrequent items, that we believe are not indicative of our ongoing operating performance, was excluded in the determination of certain financial measures presented in the "Five-Year Review—Other Performance Measures" and the "Financial Review." We believe that the resulting non-GAAP financial measures are useful to investors because these measures indicate more clearly our comparative year-to-year operating results. The following non-recurring or infrequent items were all identified as "adjustments" for comparative purposes:

- For fiscal 2003, a $4.6 million pre-tax gain as a result of the disposition of properties associated with the fiscal 2001 restructuring and impairment charges
- For fiscal 2003, a $10.0 million pre-tax negative impact and reclassification of certain vendor funding to increase operating expenses by $53 million and decrease cost of goods sold by $43 million, both as a result of the adoption of Emerging Issues Task Force Issue No. 02-16 regarding vendor funding
- For fiscal 2003, a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the fiscal 2002 sale of the TruckPro business
- For fiscal 2002, the favorable impact of the additional week of the 53-week fiscal year
- For fiscal 2001, a $156.8 million pre-tax restructuring and impairment charge

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information to analyze or compare our operations. Furthermore, our management and Compensation Committee of the Board of Directors use the abovementioned non-GAAP financial measures to analyze and compare our underlying operating results and to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the accompanying reconciliation tables.

Reconciliation of Non-GAAP Financial Measure—After-Tax Return on Invested Capital: The following table reconciles the percentages of after-tax return on invested capital, or "ROIC," both including and excluding the 2001 restructuring and impairment charges, to net income. After-tax return on invested capital is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases).

	Fiscal Year Ended August				
(in thousands, except per share and percentage data)	2003	2002	2001	2000	1999
Net income	$ 517,604	$ 428,148	$ 175,526	$ 267,590	$ 244,783
Adjustments:					
After-tax interest	52,686	49,471	61,560	47,241	28,603
After-tax rent	68,764	61,348	61,396	58,853	60,542
After-tax return	639,054	538,967	298,482	373,684	333,928
After-tax restructuring and impairment charges	—	—	95,822	—	—
After-tax return, excluding restructuring and impairment charges	$ 639,054	$ 538,967	$ 394,304	$ 373,684	$ 333,928
Average debt[a]	$1,484,987	$1,329,077	$1,445,899	$1,182,055	$ 807,320
Average equity[b]	580,176	802,289	879,912	1,149,104	1,316,204
Rent x 6[c]	663,990	594,192	602,382	574,290	575,460
Pretax invested capital	2,729,153	2,725,558	2,928,193	2,905,449	2,698,984
Average equity, excluding restructuring and impairment charges[d]	—	—	6,844	—	—
Pretax invested capital, excluding restructuring and impairment charges	$2,729,153	$2,725,558	$2,935,037	$2,905,449	$2,698,984
ROIC	23.4%	19.8%	10.1%	12.9%	12.4%
ROIC, before restructuring and impairment charges	23.4%	19.8%	13.4%[e]	12.9%	12.4%

a) Average debt is equal to the average of our long-term debt measured at the end of each of the 13 fiscal periods in our fiscal year. Long-term debt (in thousands) was $545,067 at August 29, 1998.

b) Average equity is equal to the average of our stockholders' equity measured at the end of each of the 13 fiscal periods in our fiscal year. Stockholders' equity (in thousands) was $1,302,057 at August 29, 1998.

c) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pretax invested capital.

d) Average equity at August 25, 2001 increased by $6.8 million as a result of excluding restructuring and impairment charges.

e) ROIC, excluding nonrecurring charges, was presented as 14.3% in our Form 10-K for the fiscal year ended August 31, 2002, but has been revised to reflect a rolling 13-period average of debt and equity to conform with our current methodology for calculating ROIC.

Reconciliation of Non-GAAP Financial Measure—Cash Flow Before Share Repurchases: The following table reconciles net cash provided by operating activities to cash flow before share repurchases. Cash flow before share repurchases is defined as the change in debt plus treasury stock purchases.

	Fiscal Year Ended August				
(in thousands)	2003	2002	2001	2000	1999
Net cash provided by operating activities	$ 698,255	$ 739,091	$ 458,937	$ 512,960	$ 311,668
Net cash used by investing activities	(167,799)	(64,511)	(122,143)	(242,349)	(428,315)
Net cash provided by financing activities other than the net change in debt and treasury stock purchases	8,555	54,500	54,155	8,768	7,263
Net increase (decrease) in cash and cash equivalents	(244)	788	(317)	(1,051)	713
Cash flow before share repurchases	$ 538,767	$ 729,868	$ 390,632	$ 278,328	$(108,671)

Reconciliation of Non-GAAP Financial Measure—Fiscal 2003, Fiscal 2002 and Fiscal 2001 Excluding Nonrecurring/Infrequent Items: The following table summarizes the effect of nonrecurring or infrequent items on operating results for fiscal 2003. The nonrecurring or infrequent items include a pre-tax gain of $4.6 million as a result of the disposition of properties associated with the fiscal 2001 restructuring and impairment charges, a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the payment of a note from the TruckPro sale in December 2001, and a $10.0 million pre-tax negative impact and the reclassification of certain vendor funding to increase operating expenses by $53 million and decrease cost of goods sold by $43 million, both related to the implementation of EITF Issue No. 02-16.

(in thousands, except per share and percentage data)	Fiscal 2003 Results of Operations	Percent of Revenue	Nonrecurring or Infrequent Items	Fiscal 2003 Results of Operations Excluding Nonrecurring or Infrequent Items	Percent of Revenue
Net sales	$5,457,123	100.0%	$ —	$5,457,123	100.0%
Cost of goods sold	2,942,114	53.9%	42,600	2,984,714	54.7%
Gross profit	2,515,009	46.1%	(42,600)	2,472,409	45.3%
Operating expenses	1,597,212	29.3%	(43,300)	1,553,912	28.5%
Operating profit	917,797	16.8%	700	918,497	16.8%
Interest expense, net	84,790	1.5%	—	84,790	1.5%
Income before taxes	833,007	15.3%	700	833,707	15.3%
Income taxes	315,403	5.8%	265	315,668	5.8%
Net income	$ 517,604	9.5%	$ 435	$ 518,039	9.5%
Diluted earnings per share	$ 5.34		$ —	$ 5.34	

The following table summarizes the favorable impact of the additional week of the 53 week fiscal year ended August 31, 2002.

(in thousands, except per share and percentage data)	Fiscal 2002 Results of Operations	Percent of Revenue	Results of Operations for 53rd Week	Fiscal 2002 Results of Operations Excluding 53rd Week	Percent of Revenue
Net sales	$5,325,510	100.0%	$(109,079)	$5,216,431	100.0%
Cost of goods sold	2,950,123	55.4%	(58,688)	2,891,435	55.4%
Gross profit	2,375,387	44.6%	(50,391)	2,324,996	44.6%
Operating expenses	1,604,379	30.1%	(20,911)	1,583,468	30.4%
Operating profit	771,008	14.5%	(29,480)	741,528	14.2%
Interest expense, net	79,860	1.5%	—	79,860	1.5%
Income before taxes	691,148	13.0%	(29,480)	661,668	12.7%
Income taxes	263,000	5.0%	(11,210)	251,790	4.8%
Net income	$ 428,148	8.0%	$ (18,270)	$ 409,878	7.9%
Diluted earnings per share	$ 4.00		$ (0.17)	$ 3.83	

The following table summarizes the effect of restructuring and impairment charges on operating results for fiscal 2001.

(in thousands, except per share and percentage data)	Fiscal 2001 Results of Operations	Percent of Revenue	Restructuring and Impairment Charges	Fiscal 2001 Results of Operations Excluding Restructuring and Impairment Charges	Percent of Revenue
Net sales	$4,818,185	100.0%	$ —	$4,818,185	100.0%
Cost of goods sold	2,804,896	58.2%	(30,133)	2,774,763	57.6%
Gross profit	2,013,289	41.8%	30,133	2,043,422	42.4%
Operating expenses	1,498,909	31.1%	—	1,498,909	31.1%
Restructuring and impairment charges	126,689	2.7%	(126,689)	—	—%
Operating profit	387,691	8.0%	156,822	544,513	11.3%
Interest expense, net	100,665	2.1%	—	100,665	2.1%
Income before taxes	287,026	5.9%	156,822	443,848	9.2%
Income taxes	111,500	2.3%	61,000	172,500	3.6%
Net income	$ 175,526	3.6%	$ 95,822	$ 271,348	5.6%
Diluted earnings per share	$ 1.54		$ 0.84	$ 2.38	

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 30, 2003 (52 Weeks)	August 31, 2002 (53 Weeks)	August 25, 2001 (52 Weeks)
Net sales	$5,457,123	$5,325,510	$4,818,185
Cost of sales, including warehouse and delivery expenses	2,942,114	2,950,123	2,804,896
Operating, selling, general and administrative expenses	1,597,212	1,604,379	1,498,909
Restructuring and impairment charges	—	—	126,689
Operating profit	917,797	771,008	387,691
Interest expense—net	84,790	79,860	100,665
Income before income taxes	833,007	691,148	287,026
Income taxes	315,403	263,000	111,500
Net income	$ 517,604	$ 428,148	$ 175,526
Weighted average shares for basic earnings per share	94,906	104,446	112,834
Effect of dilutive stock equivalents	2,057	2,665	967
Adjusted weighted average shares for diluted earnings per share	96,963	107,111	113,801
Basic earnings per share	$ 5.45	$ 4.10	$ 1.56
Diluted earnings per share	$ 5.34	$ 4.00	$ 1.54

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except per share data)	August 30, 2003	August 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 6,742	$ 6,498
Accounts receivable	43,746	23,782
Merchandise inventories	1,511,316	1,375,584
Prepaid expenses	19,194	11,690
Deferred income taxes	3,996	32,574
Total current assets	1,584,994	1,450,128
Property and equipment		
Land	525,473	502,302
Buildings and improvements	1,325,759	1,228,604
Equipment	551,465	533,121
Leasehold improvements	125,592	114,317
Construction in progress	44,871	53,786
	2,573,160	2,432,130
Less: Accumulated depreciation and amortization	857,407	770,402
	1,715,753	1,661,728
Other assets		
Cost in excess of net assets acquired, net of accumulated amortization of $32,186 in 2003 and 2002	294,348	305,390
Deferred income taxes	25,543	60,304
Other assets	59,828	241
	379,719	365,935
	$3,680,466	$3,477,791
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$1,321,905	$1,145,533
Accrued expenses	313,683	344,600
Income taxes payable	39,978	43,438
Total current liabilities	1,675,566	1,533,571
Long-term debt	1,546,845	1,194,517
Other liabilities	84,297	60,576
Commitments and contingencies	—	—
Stockholders' equity		
Preferred stock, authorized 1,000 shares; no shares issued	—	—
Common stock, par value $.01 per share, authorized 200,000 shares; 100,670 shares issued and 88,708 shares outstanding in 2003 and 109,962 shares issued and 99,268 shares outstanding in 2002	1,007	1,100
Additional paid-in capital	410,962	370,457
Retained earnings	869,739	974,141
Accumulated other comprehensive loss	(37,297)	(11,603)
Treasury stock, at cost	(870,653)	(644,968)
Total stockholders' equity	373,758	689,127
	$3,680,466	$3,477,791

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 30, 2003 (52 Weeks)	August 31, 2002 (53 Weeks)	August 25, 2001 (52 Weeks)
Cash flows from operating activities:			
Net income	$ 517,604	$ 428,148	$ 175,526
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	109,748	118,255	122,576
Amortization of intangible and other assets	—	—	8,757
Deferred income tax expense (benefit)	65,701	28,483	(46,981)
Restructuring and impairment charges	—	—	156,822
Income tax benefit realized from exercise of options	37,402	42,159	13,495
Net change in accounts receivable and prepaid expenses	(27,468)	(12,879)	10,562
Net increase in merchandise inventories	(135,732)	(168,150)	(164,164)
Net increase in accounts payable and accrued expenses	145,455	285,329	187,801
Net change in income taxes payable	(3,460)	13,743	10,798
Net change in other assets and liabilities	(10,995)	4,003	(16,255)
Net cash provided by operating activities	698,255	739,091	458,937
Cash flows from investing activities:			
Capital expenditures	(182,242)	(117,239)	(169,296)
Proceeds from sale of business	—	25,723	—
Proceeds from disposal of capital assets	14,443	25,094	44,601
Notes receivable from officers	—	1,911	2,552
Net cash used in investing activities	(167,799)	(64,511)	(122,143)
Cash flows from financing activities:			
Net change in commercial paper	44,800	(162,247)	(381,853)
Proceeds from issuance of debt	500,000	150,000	465,000
Repayment of debt	(215,000)	(15,000)	(105,000)
Net proceeds from sale of common stock	45,303	55,676	48,410
Purchase of treasury stock	(891,095)	(698,983)	(366,097)
Settlement of interest rate hedge instruments	(28,524)	—	—
Other	14,304	(4,814)	3,063
Net cash used in financing activities	(530,212)	(675,368)	(336,477)
Net increase (decrease) in cash and cash equivalents	244	(788)	317
Cash and cash equivalents at beginning of year	6,498	7,286	6,969
Cash and cash equivalents at end of year	$ 6,742	$ 6,498	$ 7,286
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 77,533	$ 77,935	$ 97,968
Income taxes paid	$ 215,760	$ 178,417	$ 100,702

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock	Additional Paid-in Capital	Notes Receivable	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 26, 2000	$ 1,543	$ 301,901	$(4,463)	$1,564,118	$ (5)	$ (870,915)	$ 992,179
Net income				175,526			175,526
Foreign currency translation adjustment					294		294
Unrealized losses on derivatives					(5,597)		(5,597)
Comprehensive income							170,223
Repayments of notes receivable from officers			2,552				2,552
Purchase of 14,345 shares of treasury stock		5,451				(366,097)	(360,646)
Retirement of 37,000 shares of treasury stock	(370)	(71,781)		(914,448)		986,599	—
Sale of 2,061 shares of common stock under stock option and stock purchase plans	22	46,563				1,825	48,410
Tax benefit of exercise of stock options		13,495					13,495
Balance at August 25, 2001	1,195	295,629	(1,911)	825,196	(5,308)	(248,588)	866,213
Net income				428,148			428,148
Foreign currency translation adjustment					(1,447)		(1,447)
Unrealized losses on derivatives					(4,848)		(4,848)
Comprehensive income							421,853
Repayments of notes receivable from officers			1,911				1,911
Purchase of 12,591 shares of treasury stock		298				(698,983)	(698,685)
Retirement of 12,000 shares of treasury stock	(120)	(23,280)		(279,203)		302,603	—
Sale of 2,563 shares of common stock under stock option and stock purchase plans	25	55,651					55,676
Tax benefit of exercise of stock options		42,159					42,159
Balance at August 31, 2002	1,100	370,457	—	974,141	(11,603)	(644,968)	689,127
Net income				517,604			517,604
Minimum pension liability net of taxes of $(18,072)					(29,739)		(29,739)
Foreign currency translation adjustment					(8,276)		(8,276)
Net gains on outstanding derivatives net of taxes of $15,710					25,856		25,856
Net losses on terminated/mature derivatives					(20,014)		(20,014)
Reclassification of net losses on derivatives into earnings					6,479		6,479
Comprehensive income							491,910
Purchase of 12,266 shares of treasury stock		1,111				(891,095)	(889,984)
Retirement of 11,000 shares of treasury stock	(110)	(43,120)		(622,006)		665,236	—
Sale of 1,782 shares of common stock under stock option and stock purchase plans	17	45,112				174	45,303
Tax benefit of exercise of stock options		37,402					37,402
Balance at August 30, 2003	**$1,007**	**$410,962**	**$ —**	**$ 869,739**	**$(37,297)**	**$(870,653)**	**$373,758**

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A—Significant Accounting Policies

Business: The Company is principally a retailer of automotive parts and accessories. At the end of fiscal 2003, the Company operated 3,219 domestic auto parts stores in 48 states and the District of Columbia and 49 auto parts stores in Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items and accessories.

In addition, the Company also has a domestic commercial program that provides commercial credit and delivery of parts and other products to local, regional and national repair garages, dealers and service stations. The Company also sells products online at *autozone.com* and sells ALLDATA automotive diagnostic and repair software which is also available through *alldatapro.com* and *alldatadiy.com*.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. Included in inventory are related purchasing, storage and handling costs.

Property and Equipment: Property and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 7 years; and leasehold improvements, 5 to 15 years, not to exceed the remaining lease term.

Impairment of Long-Lived Assets: The Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) on September 1, 2002. SFAS 144 establishes accounting standards for the impairment of long-lived assets such as property and equipment. In accordance with SFAS 144, the Company evaluates the recoverability of the carrying amounts of the assets covered by this standard whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As part of the evaluation, the Company reviews performance at the store level to identify any stores with current period operating losses that should be considered for impairment. The Company compares the sum of the undiscounted expected future cash flows with the carrying amounts of the assets. If impairments are indicated, the amount by which the carrying amount of the assets exceeded the fair value of the assets is recognized as an impairment loss. The adoption of SFAS 144 did not have a significant impact on the Company's Consolidated Financial Statements.

Intangible Assets: The cost in excess of fair value of net assets of businesses acquired is recorded as goodwill. Prior to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) in fiscal 2002, goodwill was amortized on a straight-line basis over 40 years. Since the adoption of SFAS 142 on August 26, 2001, amortization of goodwill was discontinued. Under the provisions of SFAS 142, an annual test of goodwill is required to compare the fair value of goodwill to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. No impairment loss resulted from the 2003 or 2002 tests performed under SFAS 142. Refer to Note C for additional disclosures regarding the adoption of SFAS 142.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no instruments have been utilized to reduce this market risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward starting interest rate swaps. The Company complies with Statement of Financial Accounting Standards Nos. 133, 137 and 138 (collectively "SFAS 133") pertaining to the accounting for these derivatives and hedging activities which require all such interest rate hedge instruments to be recognized on the balance sheet at fair value. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to Note B for additional disclosures regarding the Company's derivatives instruments and hedging activities.

Financial Instruments: The Company has financial instruments, including cash, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in Note F, while a discussion of the Company's fair values of its derivatives is included in Note B.

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition: The Company recognizes sales at the time the sale is made and the product is delivered to the customer.

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors based on the volume of purchases or for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. Typically, these funds are dependent on purchase volumes and advertising plans. The amounts to be received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for AutoZone.

Rebates and other miscellaneous incentives are earned based on purchases or product sales. These monies are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold.

Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. Such vendor funding arrangements, that were entered into on or before December 31, 2002, were recognized as a reduction to selling, general and administrative expenses when earned. However, for such vendor funding arrangements entered into or modified after December 31, 2002, the Company applied the new guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" (EITF Issue No. 02-16). Accordingly, all vendor funds are recognized as a reduction to cost of sales as the inventories are sold. As a result of the adoption of EITF Issue No. 02-16, fiscal 2003 selling, general, and administrative expenses were approximately $53 million higher and gross margin was approximately $43 million higher than such amounts would have been prior to the accounting change.

Advertising expense, net of vendor funding, was approximately $32.5 million in fiscal 2003, $17.5 million in fiscal 2002 and $20.7 million in fiscal 2001. The higher expense for fiscal 2003 reflects the impact of vendor allowances, from agreements entered into or modified subsequent to December 31, 2002, that are no longer netted against advertising expense but recorded as a reduction of cost of sales. The Company expenses advertising costs as incurred.

Warranty Costs: The Company or the vendors supplying its products provide its customers with a warranty on certain products. Estimated warranty obligations are provided at the time of sale of the product and are charged to cost of sales.

Shipping and Handling Costs: The Company does not generally charge customers separately for shipping and handling. The cost the Company incurs to ship products to the stores for delivery to the customer is included in cost of sales in the Consolidated Statements of Income.

Preopening Expenses: Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents. At this time, stock options are the Company's only common stock equivalents.

Stock Options: At August 30, 2003, the Company has stock option plans that provide for the purchase of the Company's common stock by some of its employees and directors, which are described more fully in Note I. The Company accounts for those plans using the intrinsic-value-based recognition method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no stock-based employee compensation cost is reflected in net income, as options are granted under those plans at an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS 123, "Accounting for Stock-Based Compensation," and SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed under SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting and has adopted only the disclosure requirements of SFAS 123. The following table illustrates the effect on net income and earnings per share had the Company applied the fair-value recognition provisions of SFAS 123 to stock-based employee compensation.

(in thousands, except per share data)	Year Ended August 30, 2003	August 31, 2002	August 25, 2001
Reported net income	**$517,604**	$428,148	$175,526
Deduct total incremental stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effects	**14,506**	8,969	6,945
Pro forma net income	**$503,098**	$419,179	$168,581
Basic earnings per share:			
As reported	**$ 5.45**	$ 4.10	$ 1.56
Pro forma	**$ 5.30**	$ 4.01	$ 1.50
Diluted earnings per share:			
As reported	**$ 5.34**	$ 4.00	$ 1.54
Pro forma	**$ 5.20**	$ 3.91	$ 1.48

Stock options that were not included in the pro forma fully diluted computation because they would have been anti-dilutive were 1.5 million shares at August 30, 2003, and 0.1 million shares at August 31, 2002.

The effects of applying SFAS 123 and the results obtained through the use of the Black-Scholes option-pricing model in this pro forma disclosure are not necessarily indicative of future amounts. The weighted average fair value of the stock options granted was $24.59 per share during fiscal 2003, $16.10 per share during fiscal 2002 and $10.19 per share during fiscal 2001. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2003, 2002 and 2001:

	Year Ended August 30, 2003	August 31, 2002	August 25, 2001
Expected price volatility	**38%**	39%	37%
Risk-free interest rates	**2.99%**	2.41%	4.15%
Expected lives in years	**4.24**	4.30	5.32
Dividend yield	**0%**	0%	0%

Recent Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity's expected losses or residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called variable interest entities. FIN 46 applies immediately to variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied at the end of periods ending after December 15, 2003. The Company is currently evaluating the impact of FIN 46 and does not expect its adoption to have a significant impact on its Consolidated Financial Statements.

Note B — Derivative Instruments and Hedging Activities:

AutoZone has utilized interest rate swaps to convert variable rate debt to fixed rate debt. At August 30, 2003, the Company held an interest rate swap contract, with a September 2003 maturity date, to hedge $25 million variable rate debt associated with commercial paper borrowings.

At August 30, 2003, the Company held treasury lock agreements with notional amounts of $300 million and forward starting swaps with notional amounts of $200 million. These agreements, which expire in November 2003, are used to hedge the exposure to variability in future cash flows resulting from changes in variable interest rates relating to anticipated debt transactions. It is expected that upon settlement of the agreements, the realized gain or loss will be deferred in other comprehensive income and reclassified to interest expense over the life of the underlying debt. In addition, during fiscal 2003, the Company entered into and settled forward starting interest rate swaps with a notional amount of $200 million, used to hedge the variability in future cash flows resulting from changes in variable interest rates related to AutoZone's issuance of $200 million 4.375% Senior Notes. The loss realized upon settlement was deferred in other comprehensive income and is being reclassified to interest expense over the life of the underlying senior notes, resulting in an effective interest rate of 5.65%

At August 31, 2002, the Company held interest rate swap contracts related to $190 million of variable rate debt. Of the $190 million, $115 million of the swaps, due in December 2003, were used to hedge the variable rate debt associated with AutoZone's $115 million term loan. The remaining $75 million of swaps, with expiration dates throughout fiscal years 2003 and 2004, were designated to hedge the variable rate debt associated with commercial paper borrowings. Additionally, at August 31, 2002, the Company held treasury lock agreements with notional amounts of $300 million that expired in October 2002 and hedged the exposure to variability in future cash flows resulting from changes in variable interest rates related to AutoZone's issuance of $300 million 5.875% Senior Notes. The loss realized upon settlement was deferred in other comprehensive income and is being reclassified to interest expense over the life of the underlying senior notes, resulting in an effective interest rate of 6.33%. A portion of the proceeds generated from the issuance of the senior notes was used to prepay a $115 million term loan. Accordingly, the related interest rate swap agreements were settled in cash and the realized loss was deferred in other comprehensive income and is being reclassified to interest expense over the life of underlying term loan.

The Company reflects the current fair value of all interest rate hedge instruments on its balance sheet. The related gains or losses on these transactions are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains and losses are recognized in income in the period in which the related interest rates being hedged have been recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument agreement does not perfectly offset the change in the value of the interest rate being hedged, that ineffective portion is immediately recognized in income. For the years ended August 30, 2003, and August 31, 2002, all of the Company's interest rate hedge instruments were determined to be highly effective, and no ineffective portion was recognized in income. The fair values of the interest rate hedge instruments at August 30, 2003 were an asset of $41.6 million. The fair values of the interest rate hedge instruments at August 31, 2002, were a liability of $10.4 million.

The following table summarizes the fiscal 2003 activity in Accumulated Other Comprehensive Income (Loss) as it relates to interest rate hedge instruments:

(in thousands)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated net losses as of August 31, 2002	$(10,445)	$ —	$(10,445)
Net gains on outstanding derivatives	41,566	(15,710)	25,856
Net losses on terminated/matured derivatives	(20,014)	—	(20,014)
Reclassification of net losses into earnings	6,479	—	6,479
Accumulated net gains as of August 30, 2003	$ 17,586	$(15,710)	$ 1,876

The Company primarily executes derivative transactions of relatively short duration with strong creditworthy counterparties. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to the terms of the derivative financial instruments, if any. Although there are no collateral requirements, if a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative agreements which allow for the legal right of offset of any amounts due to the Company from the counterparties with amounts payable, if any, to the counterparties by the Company. Management considers the risk of counterparty default to be minimal.

Note C—Amortization of Goodwill

As of the beginning of fiscal 2002, the Company adopted SFAS 142. Under SFAS 142, goodwill amortization ceased upon adoption. The following SFAS 142 disclosure presents the net income and related per share amounts for fiscal 2001 as if amortization of goodwill had not been recorded.

	Year Ended		
(in thousands, except per share data)	August 30, 2003	August 31, 2002	August 25, 2001
Reported net income	**$517,604**	$428,148	$175,526
Goodwill amortization, net of tax	**—**	—	5,359
Adjusted net income	**$517,604**	$428,148	$180,885
Basic earnings per share:			
As reported	**$ 5.45**	$ 4.10	$ 1.56
Goodwill amortization, net of tax	**—**	—	0.05
Adjusted	**$ 5.45**	$ 4.10	$ 1.61
Diluted earnings per share:			
As reported	**$ 5.34**	$ 4.00	$ 1.54
Goodwill amortization, net of tax	**—**	—	0.05
Adjusted	**$ 5.34**	$ 4.00	$ 1.59

During fiscal 2003, the Company terminated various leases relating to stores closed in connection with previous acquisitions. The amount paid to terminate these leases was less than the related accrual and, as a result, the excess accrual of $11.0 million was recorded as a reduction against the goodwill established at the acquisition date.

Note D—Accrued Expenses

Accrued expenses at August 30, 2003, and August 31, 2002, consisted of the following:

(in thousands)	August 30, 2003	August 31, 2002
Medical and casualty insurance claims	**$ 92,666**	$ 83,813
Accrued compensation and related payroll taxes	**60,777**	78,656
Property and sales taxes	**44,371**	51,379
Accrued sales and warranty returns	**78,482**	82,035
Other	**37,387**	48,717
	$313,683	$344,600

The Company or the vendors supplying its products provide its customers limited warranties on certain products that range from 30 days to lifetime warranties. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. Accrued sales returns amounted to approximately $5 million at August 30, 2003, and August 31, 2002. Changes in the Company's accrued sales and warranty returns for the last three fiscal years consisted of the following:

	Year Ended		
(in thousands)	August 30, 2003	August 31, 2002	August 25, 2001
Balance, beginning of fiscal year	**$ 82,035**	$ 63,467	$ 50,014
Allowances received from vendors	**116,808**	109,498	98,750
Expense (income)	**(25,522)**	2,978	2,568
Claim settlements	**(94,839)**	(93,908)	(87,865)
Balance, end of fiscal year	**$ 78,482**	$ 82,035	$ 63,467

Note E—Income Taxes

At August 30, 2003, the Company had net operating loss carryforwards (NOLs) for federal income tax purposes of approximately $27.5 million that expire in years 2007 through 2017. These carryforwards resulted from the Company's acquisition of ADAP, Inc. (which had been doing business as "Auto Palace") in fiscal 1998. The use of the federal tax NOLs is subject to annual limitations. A valuation allowance of $8.6 million in fiscal 2003 and $8.7 million in fiscal 2002 relates to these carryforwards. In addition, some of the Company's subsidiaries have state income tax NOLs that expire in years 2004 through 2022. These state NOLs resulted from the Company's acquisition of Chief Auto Parts Inc. and ADAP, Inc. The use of the NOLs is limited to future taxable earnings of these subsidiaries and may be subject to annual limitations. Valuation allowances of $5.7 million in fiscal 2003 and fiscal 2002 relate to these carryforwards.

The provision for income tax expense for each of the last three fiscal years consisted of the following:

	Year Ended		
(in thousands)	August 30, 2003	August 31, 2002	August 25, 2001
Current:			
Federal	**$219,699**	$210,457	$144,538
State	**30,003**	24,060	13,943
	249,702	234,517	158,481
Deferred:			
Federal	**60,835**	26,200	(42,380)
State	**4,866**	2,283	(4,601)
	65,701	28,483	(46,981)
	$315,403	$263,000	$111,500

The following table presents a reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes.

	Year Ended		
(in thousands)	August 30, 2003	August 31, 2002	August 25, 2001
Expected tax at statutory rate	**$291,552**	$241,902	$100,459
State income taxes, net	**22,665**	17,123	6,072
Other	**1,186**	3,975	4,969
	$315,403	$263,000	$111,500

Significant components of the Company's deferred tax assets and liabilities were as follows:

	Year Ended	
(in thousands)	August 30, 2003	August 31, 2002
Net deferred tax assets:		
Net operating loss and credit carryforwards	**$ 29,181**	$ 25,590
Insurance reserves	**29,319**	25,930
Warranty reserves	**28,786**	30,660
Closed store reserves	**10,321**	20,398
Inventory	**—**	4,108
Minimum pension liability	**18,072**	—
Other	**6,236**	12,847
Total deferred tax assets	**121,915**	119,533
Less: Valuation allowance	**(14,329)**	(14,367)
Net deferred tax assets	**107,586**	105,166
Deferred tax liabilities:		
Property and equipment	**23,401**	6,218
Inventory	**27,997**	—
Derivatives	**15,710**	—
Other	**10,939**	6,070
Deferred tax liabilities	**78,047**	12,288
Net deferred tax assets	**$ 29,539**	$ 92,878

Note F—Financing

The Company's long-term debt as of August 30, 2003, and August 31, 2002, consisted of the following:

	Year Ended	
(in thousands)	August 30, 2003	August 31, 2002
5.875% Senior Notes due October 2012, effective interest rate of 6.33%	**$ 300,000**	$ —
4.375% Senior Notes due June 2013, effective interest rate of 5.65%	**200,000**	—
6% Notes due November 2003	**150,000**	150,000
6.5% Debentures due July 2008	**190,000**	190,000
7.99% Notes due April 2006	**150,000**	150,000
Bank term loan, due December 2003, variable interest rate of 3.11% at August 31, 2002	**—**	115,000
Bank term loan, due November 2004, variable interest rate of 2.26% at August 30, 2003, and 2.56% at August 31, 2002	**250,000**	350,000
Commercial paper, weighted average interest rate of 1.2% at August 30, 2003, and 2.1% at August 31, 2002	**268,000**	223,200
Other	**38,845**	16,317
	$1,546,845	$1,194,517

The Company maintains $950 million of revolving credit facilities with a group of banks. Of the $950 million, $300 million expires in May 2004. The remaining $650 million expires in May 2005. The 364-day facility expiring in May 2004 includes a renewal feature as well as an option to extend the maturity date of the then-outstanding debt by one year. The credit facilities exist largely to support commercial paper borrowings and other short term unsecured bank loans. At August 30, 2003, outstanding commercial paper of $268 million, the 6% Notes due November 2003 of $150 million, and other debt of $2.7 million are classified as long term as the Company has the ability and intention to refinance them on a long-term basis. The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the agreement) or a competitive bid rate at the option of the Company. The Company has agreed to observe certain covenants under the terms of its credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage. As of August 30, 2003, the Company was in compliance with all covenants.

On October 16, 2002, the Company issued $300 million of 5.875% Senior Notes. The notes mature in October 2012, and interest is payable semi-annually on April 15 and October 15. A portion of the proceeds from these senior notes was used to prepay a $115 million unsecured bank term loan due December 2003, to repay a portion of the Company's outstanding commercial paper borrowings, and to settle interest rate hedges associated with the issuance and repayment of the related debt securities. On June 3, 2003, the Company issued $200 million of 4.375% Senior Notes. These senior notes mature in June 2013, and interest is payable semi-annually on June 1 and December 1. The proceeds were used to repay a portion of the Company's outstanding commercial paper borrowings, to prepay $100 million of the $350 million unsecured bank loan due November 2004, and to settle interest rate hedges associated with the issuance of the debt securities.

On August 8, 2003, the Company filed a shelf registration with the Securities and Exchange Commission, which was declared effective on August 22, 2003. This filing will allow the Company to sell up to $500 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. No debt has been issued under this registration statement as of August 30, 2003.

As of August 30, 2003, "Other" long-term debt included approximately $30 million related to the Company's synthetic leases, with expiration dates in fiscal 2006, for a small number of its domestic stores. At August 30, 2003, the Company recognized the obligations under the lease facility and increased its property and long-term debt balances on its balance sheet by approximately $30 million.

All of the Company's debt is unsecured, except for $8.9 million, which is collateralized by property. Maturities of long-term debt are $420.7 million in fiscal 2004, $252.7 million in fiscal 2005, $182.7 million in fiscal 2006, $0.7 million in fiscal 2007, $190.0 million in fiscal 2008 and $500.0 million thereafter. The maturities for fiscal 2004 are classified as long term as the Company has the ability and intention to refinance them on a long-term basis.

The fair value of the Company's debt was estimated at $1.57 billion as of August 30, 2003, and $1.22 billion as of August 31, 2002, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same remaining maturities. Such fair value is greater than the carrying value of debt at August 30, 2003, and August 31, 2002, by $27.3 million and $27.2 million, respectively. The Company had outstanding variable rate debt of $556.8 million at August 30, 2003, and $699.8 million at August 31, 2002, both of which exclude the effect of interest rate swaps designated and effective as cash flow hedges of such variable rate debt.

Note G—Interest Expense

Net interest expense for each of the last three fiscal years consisted of the following:

	Year Ended		
(in thousands)	August 30, 2003	August 31, 2002	August 25, 2001
Interest expense	**$86,635**	$80,466	$102,667
Interest income	**(1,054)**	(169)	(623)
Capitalized interest	**(791)**	(437)	(1,379)
	$84,790	$79,860	$100,665

Note H—Stock Repurchase Program

As of August 30, 2003, the Board of Directors had authorized the Company to repurchase up to $3.3 billion of common stock in the open market. From January 1998 to August 30, 2003, the Company has repurchased a total of 72.1 million shares at an aggregate cost of $2.8 billion. During fiscal 2003, the Company repurchased 12.3 million shares of its common stock at an aggregate cost of $891.1 million.

At times in the past, the Company utilized equity forward agreements to facilitate its repurchase of common stock. There were no equity forward agreements for share repurchases as of August 30, 2003. At August 31, 2002, the Company held equity forward agreements, which were settled in cash during fiscal 2003, for the purchase of approximately 2.2 million shares of common stock at an average cost of $68.82 per share. Such obligations under the equity forward agreements at August 31, 2002, were not reflected on the balance sheet. During 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 applied to the Company's use of equity forward agreements to repurchase common stock and would have required the Company to record any forward purchase obligations as a liability on the balance sheet. All of the Company's outstanding forward purchase contracts were settled prior to the adoption of SFAS 150 during the fourth quarter of fiscal 2003. Accordingly, the adoption of SFAS 150 had no impact on the Company's Consolidated Financial Statements.

Note I—Employee Stock Plans

The Company has granted options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options become exercisable in a one to seven year period, and expire ten years after the grant date. See Note A for additional information regarding the Company's stock option plans.

A summary of outstanding stock options is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding August 26, 2000	10,767,622	$ 25.64
Granted	908,566	25.53
Exercised	(2,135,328)	22.12
Canceled	(1,084,683)	27.16
Outstanding August 25, 2001	8,456,177	26.33
Granted	1,134,064	46.88
Exercised	(2,621,247)	25.26
Canceled	(684,435)	29.50
Outstanding August 31, 2002	6,284,559	30.09
Granted	1,475,922	71.55
Exercised	(1,763,940)	27.79
Canceled	(714,840)	32.00
Outstanding August 30, 2003	**5,281,701**	**$42.14**

The following table summarizes information about stock options outstanding at August 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price
$ 4.86–$25.13	1,171,656	$23.24	5.05	548,256	$22.63
$25.25–$28.19	1,084,053	26.68	5.90	425,470	26.63
$28.38–$43.90	1,454,536	37.86	6.60	446,739	34.59
$45.53–$69.71	132,614	63.00	8.35	36,575	59.73
$71.12–$90.50	1,438,842	71.57	9.04	1,875	73.20
$ 4.86–$90.50	5,281,701	$42.14	6.82	1,458,915	$28.46

Options to purchase 1.5 million shares at August 30, 2003, 2.1 million shares at August 31, 2002, and 2.9 million shares at August 25, 2001 were exercisable. Shares reserved for future grants were 3.9 million at August 30, 2003.

The Company also has an employee stock purchase plan, qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or ten percent of compensation, whichever is less. Under the plan, 0.1 million shares were sold in fiscal 2003, 0.1 million shares were sold in fiscal 2002, and 0.2 million shares were sold in fiscal 2001. The Company repurchased, at fair value, 0.1 million shares in fiscal 2003, 0.3 million shares in fiscal 2002, and 0.2 million shares in fiscal 2001 from employees electing to sell their stock. At August 30, 2003, 0.6 million shares of common stock were reserved for future issuance under this plan.

The Amended and Restated Executive Stock Purchase Plan permits senior Company executives to purchase common stock up to 25 percent of their annual salary and bonus after the limits under the employee stock purchase plan have been exceeded. The Company has reserved 0.3 million shares for issuance under the plan. During fiscal 2003, purchases under this plan were approximately 18,500 shares.

Under the AutoZone, Inc. 2003 Director Compensation Plan, a non-employee director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in common stock or may be deferred in units with value equivalent to the value of shares of common stock as of the grant date (also known as "stock appreciation rights").

Under the AutoZone, Inc. 2003 Director Stock Option Plan, on January 1 of each year, each non-employee director receives an option to purchase 1,500 shares of common stock, and each non-employee director that owns common stock worth at least five times the annual fee paid to each non-employee director on an annual basis will receive an additional option to purchase 1,500 shares of common stock. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants are made at the fair market value as of the grant date.

Note J—Pension and Savings Plans

Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements:

(in thousands)	Year Ended August 30, 2003	Year Ended August 31, 2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$117,005	$ 91,993
Service cost	4,823	13,500
Interest cost	6,214	6,861
Actuarial losses	39,518	5,802
Plan amendments	(29,813)	—
Benefits paid	(1,670)	(1,151)
Benefit obligation at end of year	136,077	117,005
Change in plan assets:		
Fair value of plan assets at beginning of year	83,306	73,735
Loss on plan assets	(603)	(2,242)
Company contributions	6,293	12,964
Benefits paid	(1,670)	(1,151)
Administrative expenses	(589)	—
Fair value of plan assets at end of year	86,737	83,306
Reconciliation of funded status:		
Underfunded status of the plans	(49,340)	(33,699)
Unrecognized net actuarial losses	49,622	31,360
Unamortized prior service cost	(1,811)	(1,738)
Accrued benefit cost	$ (1,529)	$ (4,077)
Recognized defined benefit pension liability:		
Accrued benefit liability	$ (49,340)	$ (4,091)
Intangible asset	—	14
Accumulated other comprehensive income	47,811	—
Net liability recognized	$ (1,529)	$ (4,077)

(in thousands)	Year Ended August 30, 2003	Year Ended August 31, 2002	Year Ended August 25, 2001
Components of net periodic benefit cost:			
Service cost	$ 4,823	$ 13,500	$ 10,339
Interest cost	6,214	6,861	5,330
Expected return on plan assets	(6,609)	(6,255)	(6,555)
Amortization of prior service cost	(575)	(568)	(518)
Recognized net actuarial losses	—	1,030	—
Curtailment gain	(107)	—	—
Net periodic benefit cost	$ 3,746	$ 14,568	$ 8,596

The actuarial present value of the projected benefit obligation was determined using weighted average discount rates of 6.0% at August 30, 2003, 7.25% at August 31, 2002, and 7.5% at August 25, 2001. In fiscal years 2003, 2002 and 2001, the assumed increases in future compensation levels were generally age weighted rates from 5–10% after the first two years of service using 15% for year one and 12% for year two. The expected long-term rate of return on plan assets was 8.0% at August 30, 2003, and August 31, 2002, and 9.5% at August 25, 2001. Prior service cost is amortized over the estimated average remaining service lives of the plan participants and the unrecognized actuarial loss is amortized over the remaining service period of 8.23 years at August 30, 2003.

On January 1, 2003, the Company introduced an enhanced defined contribution plan ("401(k) plan") pursuant to Section 401(k) of the Internal Revenue Code that replaced the previous 401(k) plan. The 401(k) plan covers substantially all employees that meet the plan's service requirements. The new plan features include increased Company matching contributions, immediate 100% vesting of Company contributions and an increased savings option to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board of Directors. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $4.5 million in fiscal 2003 and $1.4 million in fiscal years 2002 and 2001.

Note K—Leases

Some of the Company's retail stores, distribution centers and equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales.

Rental expense was $110.7 million in fiscal 2003, $99.0 million in fiscal 2002 and $100.4 million for fiscal 2001. Percentage rentals were insignificant.

Minimum annual rental commitments under non-cancelable operating leases were as follows at the end of fiscal 2003:

Fiscal Year	Amount
	(in thousands)
2004	$118,269
2005	105,210
2006	92,101
2007	74,303
2008	55,143
Thereafter	226,077
Total minimum payments required	671,103
Less: Sublease rentals	(37,762)
	$633,341

In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 30, 2003 of $31.6 million is entirely offset by the sublease rental agreement.

Note L—Restructuring and Impairment Charges

In fiscal 2001, the Company recorded restructuring and impairment charges of $156.8 million. The planned closure of 51 domestic auto parts stores and the disposal of real estate projects in process and excess properties accounted for the largest portion, or $56.1 million, of the charge. In fiscal 2002, these stores were closed, and sales of certain excess properties resulted in gains of approximately $2.6 million. During fiscal 2002, all remaining excess properties were reevaluated. At that time, it was determined that several properties could be developed. This resulted in the reversal of accrued lease obligations totaling $6.4 million. It was also determined that additional writedowns were needed to state remaining excess properties at fair value. These writedowns totaled $9.0 million. During fiscal 2003, AutoZone recognized $4.6 million of gains as a result of the disposition of properties associated with the restructuring and impairment charges in fiscal 2001.

Another portion of the charge, $32.0 million, related to other asset writedowns and the accrual of lease obligations associated with the closure of a supply depot and for the unoccupied ALLDATA office building. During fiscal 2002, the ALLDATA office building was sold to a third party. The reserve previously established was adequate to cover the loss incurred on the sale.

The Company also reserved $30.1 million for inventory rationalization, including a provision for inventory losses in closed stores. All of the scheduled recalls and disposals of inventory took place during fiscal 2002 and the reserve was adequate to cover all losses incurred.

The Company recorded asset writedowns and contractual obligations aggregating $29.9 million related to the planned sale of TruckPro, its heavy-duty truck parts subsidiary. In December 2001, TruckPro was sold to a group of investors for cash proceeds of $25.7 million and a promissory note. The Company had deferred a gain of $3.6 million related to the sale due to uncertainties associated with the realization of the gain. During fiscal 2003, the note (with a face value of $4.5 million) was repaid to the Company and certain liabilities were settled. As a result, a total gain of $4.7 million was recognized into income during fiscal 2003.

The remainder of the restructuring and impairment charges, $8.7 million, was related to contractual obligations, severance and other charges. The cash outlays associated with these charges were made during fiscal 2002.

Total remaining accrued obligations for restructuring charges were $12.5 million at August 30, 2003. The following table presents a summary of the activity in accrued obligations for the restructuring charges:

(in thousands)	Lease Obligations	Contract Settlements/ Terminations	Severance and Other
Balance at August 25, 2001[1]	$ 29,576	$6,713	$2,715
Cash outlays/adjustments	11,436	6,713	2,715
Balance at August 31, 2002	18,140	—	—
Cash outlays/adjustments	5,664	—	—
Balance at August 30, 2003	**$12,476**	**$ —**	**$ —**

(1) Balance at August 25, 2001, represents the original provisions recorded in fiscal 2001.

No other significant gains or charges are anticipated under the fiscal 2001 restructuring plan.

Note M—Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $16.8 million at August 30, 2003.

AutoZone, Inc., was one of multiple defendants in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc., et al." filed in the U.S. District Court for the Eastern District of New York in February 2000. The case was brought by approximately 225 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers. The plaintiffs claimed that the defendants knowingly received volume discounts, rebates, slotting and other allowances, fees, free inventory, sham advertising and promotional payments, a share in the manufacturers' profits, and excessive payments for services purportedly performed for the manufacturers in violation of the Robinson-Patman Act. Plaintiffs sought unspecified damages (prior to statutory trebling), ranging from several million dollars to $35 million for each plaintiff, and a permanent injunction prohibiting defendants from committing further violations of the Robinson-Patman Act and from opening any further stores to compete with plaintiffs as long as defendants continue to violate the Act. The claims of 22 of the original plaintiffs were tried to a jury verdict in favor of AutoZone in January 2003. On February 26, 2003, the plaintiffs, involved in the trial, filed a notice to appeal. The U.S. Circuit Court of Appeals for the Second Circuit will hear oral argument on the appeal on November 5, 2003. On July 22, 2003, approximately 200 plaintiffs in the original lawsuit, whose cases had been dismissed without prejudice and with leave to reinstate their claims, filed a notice to be reactivated as parties in the lawsuit and for their claims against the defendants to be reinstated. While the outcome of this matter cannot be predicted, AutoZone intends to vigorously defend against it.

The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these other matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

The Company is self-insured for workers' compensation, automobile, general and product liability and property losses. The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels for stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Note N—Segment Reporting

The Company manages its business on the basis of one reportable segment. See Note A for a brief description of the Company's business. As of August 30, 2003, the majority of the Company's operations were located within the United States. Other operations include ALLDATA and the Mexico locations, each of which comprises less than 3 percent of consolidated net sales, net income and total assets. The following data is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

	Year Ended		
(in thousands)	August 30, 2003	August 31, 2002	August 25, 2001
Primary business focus:			
U.S. Retail	**$4,638,361**	$4,621,234	$4,134,326
AZ Commercial	**670,010**	531,776	443,533
Other	**148,752**	172,500	240,326
Net sales	**$5,457,123**	$5,325,510	$4,818,185

Report of Independent Auditors

Stockholders
AutoZone, Inc.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 30, 2003 and August 31, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 30, 2003 and August 31, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A, Vendor Allowances and Advertising Costs, to the consolidated financial statements, in fiscal year 2003 the Company adopted Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor."

Ernst & Young LLP

Memphis, Tennessee
September 22, 2003

Management's Report

Management is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements of the Company and its subsidiaries. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the best estimates and judgments of management. Management also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements. The opinion of the independent auditors, Ernst & Young LLP, based upon their audits of the consolidated financial statements, is contained in this Annual Report.

Management is responsible for maintaining a system of internal control over financial reporting that provides reasonable assurance, at an appropriate cost-benefit relationship, about the reliability of financial reporting. The system contains self-monitoring mechanisms, and is regularly tested by Deloitte & Touche LLP, the Company's internal auditors. Actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations—including the possibility of the circumvention or overriding of controls—and therefore can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

The Audit Committee of our Company's Board of Directors, composed solely of independent directors, regularly meets with the independent auditors, management and internal auditors to discuss auditing and financial reporting matters and the system of internal control. The Committee also meets regularly with the independent auditors and the internal auditors without management present to discuss any matters that may require attention.

Management assessed the Company's system of internal control over financial reporting as of August 30, 2003, in relation to criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of August 30, 2003, the Company's system of internal control over financial reporting met those criteria.

Steve Odland
Chairman, President, and Chief Executive Officer
Customer Satisfaction

Michael Archbold
Senior Vice President and Chief Financial Officer
Customer Satisfaction

Corporate Information

Officers

Customer Satisfaction

Steve Odland+
Chairman, President, and CEO

Senior Vice Presidents

Michael G. Archbold+
Chief Financial Officer

Bruce G. Clark+
Chief Information Officer

Brett D. Easley+
Merchandising

Harry L. Goldsmith+
General Counsel and Secretary

Lisa R. Kranc+
Marketing

Michael E. Longo+
Operations, AZ Commercial,
and ALLDATA

Robert D. Olsen+
Mexico and Store Development

William C. Rhodes, III+
Supply Chain and Information Technology

Daisy L. Vanderlinde+
Human Resources and Loss Prevention

+Required to file under Section 16 of the Securities Exchange Act of 1934.

Vice Presidents

Bradley W. Bacon
General Manager, Retail Operations

Dan Barzel
Merchandising

Jon A. Bascom
Information Technology

B. Craig Blackwell
Operations

Timothy W. Briggs
Organization Development

Michael T. Broderick
Operations

James A. Cook III
Treasurer

William R. Edwards II
Merchandising

James A. Etzkorn
Information Technology

Mark A. Finestone
Merchandising

Larry Fussy
AZ Commercial

Wm. David Gilmore
Store Development

Eric S. Gould
Merchandising

Lauryce Graves
Merchandising

William W. Graves
Supply Chain

Tricia K. Greenberger
General Manager, AZ Commercial

William R. Hackney
Operations

Larry J. Hardy
Tax

Jeffery Lagges
ALLDATA

Richard McDuffie
Supply Chain

Thomas Newbern
Operations

David W. Nichols
AZ Commercial

Charlie Pleas III+
Controller

Elizabeth Rabun
Loss Prevention

Donald R. Rawlins
Assistant General Counsel and
Assistant Secretary

Anthony Dean Rose, Jr.
Advertising

Michael Shadrach
Strategic Planning and
New Business Development

Richard C. Smith
Operations

Dennis P. Tolivar, Sr.
Operations

Scott A. Webb
Mexico Merchandising and
Supply Chain

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
(800) 446-2617
(781) 575-2723
http://www.equiserve.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 8:30 a.m., CST, on December 11, 2003, at the J.R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee.

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young LLP
Memphis, Tennessee

Store Support Center

123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500

AutoZone Web Sites

Investor Relations:
www.autozoneinc.com

Company Web Site:
www.autozone.com

Stockholders of Record

As of August 30, 2003, there were 3,240 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.

Industry Recognition

Recognizing our industry-leading execution efforts, AutoZone was honored by *DSN Retailing Today* with the FIRE award for "Finest in Automotive."

Form 10-K/Quarterly Reports

Stockholders may obtain free of charge a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting Investor Relations, P.O. Box 2198, Memphis, Tennessee 38101; e-mailing investor.relations@autozone.com or phoning (901) 495-7185.

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at http://www.sec.gov.

Design: Curran & Connors, Inc. / www.curran-connors.com



From bottom to top: Gerry House, Steve Odland, Pitt Hyde, Charles Elson, Jim Postl, Eddie Lampert, Butch Graves, Marty Evans, Andy McKenna, Jim Keegan

Board of Directors

Steve Odland
Chairman, President, and CEO

Charles M. Elson (3*)
Edgar S. Woolard Jr. Professor of Corporate Governance University of Delaware

Marsha J. Evans (2)
President and CEO
American Red Cross

Earl G. Graves, Jr. (1)
President and COO
Earl G. Graves Publishing

Dr. N. Gerry House (2)
President and CEO
Institute for Student Achievement

J. R. Hyde, III
Chairman
GTx, Inc.

James F. Keegan (1*, 3)
Chairman
Adams Keegan, Inc.

Edward S. Lampert (2*)
Chairman and CEO
ESL Investments, Inc.

W. Andrew McKenna (1, 2)
Private Investor

James J. Postl (1)
Retired President and CEO
Pennzoil-Quaker State Company

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
* Committee Chairman

We want to thank Jim Keegan for his leadership and guidance on our Board of Directors for the past 12 years, most recently as Chairman of our Audit Committee. Jim has reached the mandatory retirement age established by our Corporate Governance guidelines for our directors and will be retiring from the Board at this year's Annual Meeting. We will miss his wise counsel and wish him well in his retirement.

AutoZone®

123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500
www.autozone.com

Get in the Zone®